                                            Filed pursuant to Rule 424(b)(3)
                                            Registration Statement No. 33-97926


     INFORMATION CONTAINED IN THIS PRELIMINARY PROSPECTUS SUPPLEMENT IS SUBJECT TO COMPLETION OR AMENDMENT. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THAT A FINAL PROSPECTUS SUPPLEMENT IS DELIVERED. THIS PRELIMINARY PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED MARCH   , 1997
PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED DECEMBER 6, 1995)

LOGO
                                  $65,000,000

                          CAPSTONE CAPITAL CORPORATION

                     % CONVERTIBLE SUBORDINATED DEBENTURES DUE 2002

                   INTEREST PAYABLE           AND
                               ------------------

    Capstone Capital Corporation (the "Company") is offering (the "Offering")
$65,000,000 aggregate principal amount of    % Convertible Subordinated
Debentures due 2002 (the "Debentures"). The Debentures are convertible into common stock, par value $.001 per share, of the Company (the "Common Stock") at any time at or before maturity, unless previously redeemed, at an initial
conversion ratio of          shares of Common Stock for each $1,000 principal
amount of Debentures, subject to adjustment in certain events. On February 28, 1997, the closing price of the Common Stock on the New York Stock Exchange (the "NYSE") was $23 3/4 per share. See "Price Range of Common Stock and Distributions." The Common Stock is traded under the symbol "CCT."

    The Debentures are being issued at an issue price of $      per $1,000
principal amount at maturity, which represents an original issue discount of
      % from the principal amount thereof which is payable at maturity. Interest
on the Debentures at the rate of       % is payable          and          in
each year, commencing          , 1997. Such rate of interest and accrual of
original issue discount represent a yield to maturity of       % per annum
(computed on a semiannual bond equivalent basis).

    The Debentures do not provide for a sinking fund. The Debentures are redeemable at the option of the Company, in whole or in part, at the redemption prices set forth herein together with accrued interest to and including the Redemption Date (as defined), except that no redemption may be made prior to
            , 2000, except under certain circumstances intended to protect the Company's status as a real estate investment trust ("REIT"). Upon a Change of Control that constitutes a Repurchase Event (each as defined), each holder of Debentures shall have the right at the holder's option to require the Company to repurchase such holder's Debentures at a purchase price equal to the issue price thereof, plus accrued interest and original issue discount to the date of repurchase. See "Description of Debentures -- Certain Rights to Require Repurchase of Debentures."

    The Debentures are unsecured obligations of the Company and are subordinated to all present and future Senior Debt (as defined) of the Company and will be structurally subordinated to all indebtedness and liabilities of subsidiaries and partnerships of the Company. As of December 31, 1996, after giving pro forma effect to the completion of the Offering and the application of the net proceeds therefrom as described herein, the Company would have had outstanding $13.1 million of Senior Debt. The Indenture under which the Debentures are being issued does not restrict the incurrence of any indebtedness or liabilities by the Company, its subsidiaries or partnerships. See "Description of Debentures -- Subordination."

    Application will be made to have the Debentures approved for listing on the NYSE. In order to continue to qualify as a REIT, the Company has limited direct or constructive ownership of its stock (including Common Stock into which the Debentures are convertible) to no more than 9.8% by any holder, which may limit the ability of holders of Debenture to hold, transfer or convert their Debentures. See "Description of Capital Stock -- Restrictions on Ownership" in the Prospectus.

     SEE "RISK FACTORS" BEGINNING ON PAGE 3 OF THE PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SECURITIES OFFERED HEREBY.
                               ------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=========================================================================================================================
                                                       PRICE TO          UNDERWRITING DISCOUNTS        PROCEEDS TO
                                                      PUBLIC(1)            AND COMMISSIONS(2)           COMPANY(3)
-------------------------------------------------------------------------------------------------------------------------
Per Debenture                                                         %                        %                        %
-------------------------------------------------------------------------------------------------------------------------
Total(4)                                       $                        $                        $
=========================================================================================================================


  (1) Plus accrued interest and original issue discount, if any, from the date of issuance.

  (2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
  (3) Before deducting expenses of the Offering payable by the Company estimated
     at $      .
  (4) The Company has granted the Underwriters a 30-day option to purchase up to an additional $9,750,000 aggregate principal amount of Debentures to cover over-allotments, if any, with respect to the Debentures. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will
     be $         , $         and $         , respectively.
                             ---------------------

    The Debentures are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that the Debentures will be available for delivery on
or about            , 1997 through the facilities of the Depository Trust
Company.

SMITH BARNEY INC.                                     NATWEST SECURITIES LIMITED

The date of this Prospectus Supplement is March   , 1997.

                                    [MAP]

[A map of the United States showing the locations of the Company's properties in the various states with a number signifying the number of properties in that state. The footnote (denoted by an asterisk) refers to the information in the map.]


     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE DEBENTURES OR THE COMMON STOCK OR BOTH, INCLUDING BY ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     For United Kingdom Purchasers: The Debentures offered hereby may not be offered or sold in the United Kingdom other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments, whether as principal or agent (except in circumstances that do not constitute an offer to the public within the meaning of the Public Offers of Securities Regulations 1995 or the Financial Services Act 1986) and this Prospectus Supplement may only be issued or passed on to any person in the United Kingdom if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom the Prospectus Supplement may otherwise lawfully be issued or passed on.

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed descriptions and financial information and statements appearing elsewhere or incorporated by reference in the accompanying Prospectus or in this Prospectus Supplement. Except as otherwise indicated herein, this Prospectus Supplement assumes no exercise of the Underwriters' over-allotment option. As used herein, unless the context requires otherwise, the term "Company" includes Capstone Capital Corporation, a Maryland corporation, and its subsidiaries.

                                  THE COMPANY


     The Company is a real estate investment trust which owns, leases and invests in a diversified portfolio of healthcare properties (the "Investments"). As of February 28, 1997, the Investments consisted of (i) 67 healthcare properties leased to 18 healthcare operators (the "Leased Properties") and (ii) 22 mortgage loans on healthcare properties (the "Mortgage Loans"). The Investments are located in 16 states primarily in the southeastern and western regions of the United States and represent a variety of facility types in diverse healthcare industry segments. The Investments, including commitments to invest certain of which have been partially funded, have grown from approximately $115 million at inception on June 30, 1994 to approximately $527 million on February 28, 1997.


     The Company intends to use the net proceeds of the Offering to reduce outstanding borrowings under the Company's $170 million unsecured line of credit (the "Bank Credit Facility") provided by a consortium of banks led by NationsBank, N.A. (South) ("NationsBank"), which the Company has used primarily to fund Investments. See "Use of Proceeds." The Company expects to reborrow under the Bank Credit Facility to make additional investments.

     Substantially all of the leases (the "Leases") for Leased Properties are triple net leases which require the lessees to pay all operating expenses, taxes, insurance and other costs. The Leases generally provide for increases in rent commencing after the first year, have primary terms of 10 to 15 years with options to extend the term at least 10 years and grant the lessees a right of first refusal to acquire the Company's interest. Mortgage Loans generally have initial maturities of between five and 15 years and bear interest at a rate which increases annually at either a specified rate or a rate based on the consumer price index. Approximately 67% of the Company's Investments as of February 28, 1997 are operated by public healthcare companies or their subsidiaries, including HEALTHSOUTH Corporation ("HEALTHSOUTH"), Columbia/HCA Healthcare Corporation ("Columbia/HCA"), MedPartners, Inc. ("MedPartners"), Integrated Health Services, Inc. ("Integrated Health") and Tenet Healthcare Corporation ("Tenet").

     The Company believes it is an important source of capital for the healthcare industry and intends to continue investing in a high-quality portfolio of properties managed by established operators of rehabilitation, alternate-site care, long-term care and acute-care facilities. The Company diversifies its portfolio by operator, geography, facility type and healthcare industry segment. Management's investment criteria emphasize evaluation of the
(i) creditworthiness of a proposed lessee, borrower, guarantor, developer or, under certain circumstances, sublessee of a healthcare facility, (ii) competitive position of a proposed property, (iii) attractiveness of the industry segment and (iv) strategic fit of a proposed property with the Company's existing portfolio. The Company believes that there is significant demand for REIT financing capital in the healthcare industry. In addition, the Company believes that the substantial healthcare industry experience and industry relationships of its management and directors will help the Company identify, evaluate and complete additional investments.

     The Company's primary objective is to provide current income for distribution to stockholders. The Company commenced paying quarterly dividends of $.425 per share for the quarter ended September 30, 1994, increased its quarterly dividend to $.445 per share for the quarter ended June 30, 1995, increased it to $.455 per share for the quarter ended June 30, 1996, increased it to $.46 per share for the quarter ended September 30, 1996 and increased it to $.465 per share for the quarter ended December 31, 1996.

THE INVESTMENTS

     The Investments as of February 28, 1997 are summarized in the following tables by operator and by type of facility:

                                                              NO. OF                             % OF
                                                           FACILITIES(#)   INVESTMENTS($)(2)   PORTFOLIO
                                                           -------------   -----------------   ---------
                                                                          (IN THOUSANDS)
OPERATOR(1)
HEALTHSOUTH..............................................       17             $112,963           21.4%
Columbia/HCA.............................................        6               66,580           12.6
Grand Court..............................................        4               37,764            7.2
MedPartners..............................................        9               35,249            6.7
Integrated Health........................................        3               28,475            5.4
Tenet....................................................        2               28,313            5.4
Integrated Living Communities............................        5               26,018            4.9
Kerlan-Jobe..............................................        1               22,500            4.3
Balanced Care............................................        7               21,650            4.1
MedCath..................................................        1               17,800            3.4
Quorum...................................................        4               16,500            3.1
Arcon....................................................        3               12,637            2.4
Ramsay...................................................        2               12,500            2.4
Horizon/CMS..............................................        1               10,500            2.0
IHCP 72..................................................        2                9,600            1.8
Cogburn..................................................        2                8,846            1.7
Futurecare...............................................        1                8,800            1.7
New Vista Health Services................................        3                8,047            1.5
Remington Park...........................................        1                7,429            1.4
Matrix...................................................        3                6,768            1.3
Park Place...............................................        1                6,000            1.1
Riverchase Assisted Living...............................        1                4,560            0.9
Vanguard Care............................................        3                3,783            0.7
Healthkey/BJC Health System..............................        1                2,770            0.5
Carillon Assisted Living.................................        1                2,500            0.5
MPI......................................................        1                2,333            0.4
Tri-County...............................................        1                2,237            0.4
SSM Health Systems.......................................        1                2,100            0.4
Ivy Hall.................................................        1                1,152            0.2
First County Health......................................        1                1,000            0.2
                                                                --             --------         ------
                                                                89             $527,374          100.0%
                                                                ==             ========         ======
TYPE OF FACILITY
Ancillary Hospital.......................................       16             $136,327           25.9%
Assisted Living..........................................       23              109,306           20.7
Skilled Nursing..........................................       15               56,624           10.7
Inpatient Rehabilitation.................................        4               54,453           10.3
Physician Clinic.........................................       11               40,119            7.6
Integrated Delivery......................................        4               35,137            6.7
Ambulatory Surgery.......................................        7               32,675            6.2
Acute Care Hospital......................................        2               25,713            4.9
Sub-Acute Care...........................................        2               18,700            3.5
Comp. Mental Health Hospital.............................        2               12,500            2.4
Outpatient Rehabilitation................................        3                5,820            1.1
                                                                --             --------         ------
                                                                89             $527,374          100.0%
                                                                ==             ========         ======

---------------

(1) Operators are lessees under Leases ("Lessees"), borrowers under Mortgage Loans ("Borrowers"), guarantors of certain Leases and Mortgage Loans ("Guarantors") or primary sublessees of the healthcare facilities ("Sublessees").
(2) Based on the amount of the Company's investment, including commitments to invest not then funded of approximately $110.4 million, which includes $33.2 million attributable to four assisted living facilities to be operated by Grand Court; $19.5 million attributable to four assisted living facilities to be operated by Integrated Living Communities; $18.2 million attributable to one integrated delivery facility to be operated by Kerlan-Jobe; and $11.2 million attributable to an acute-care facility to be operated by MedCath.

     Ancillary hospital facilities, which are contiguous or adjacent to a hospital, contain physician offices and provide a variety of medical services such as diagnostic, outpatient surgery and rehabilitation services, selected hospital support services and educational and research activities. Assisted living facilities generally provide extended care and a variety of healthcare services to the elderly in a more residential setting. Skilled nursing facilities generally provide extended care and a variety of acute care healthcare services to the elderly. Inpatient rehabilitation facilities provide a full range of inpatient rehabilitation services to patients experiencing significant physical disabilities due to various conditions, such as head injury, spinal cord injury, stroke, certain orthopedic problems and neuromuscular disease. Physician clinics provide a variety of outpatient diagnostic and therapeutic healthcare services. Integrated delivery facilities provide a variety of medical services such as primary care, laboratory and diagnostic services, outpatient surgery and emergency care. Ambulatory surgery facilities provide various surgical procedures, typically on an outpatient basis. Acute care hospitals provide a full range of inpatient, acute healthcare services. Sub-acute care facilities provide monitoring, specialized care and comprehensive rehabilitative therapy required by subacute and medically complex patients. Comprehensive mental health hospitals provide a full range of treatment for psychiatric and chemical dependency disorders. Outpatient rehabilitation facilities offer a comprehensive range of rehabilitative healthcare services, including physical and occupational therapy, and focus predominantly on orthopedic injuries, sports injuries, work injuries, hand and upper extremity injuries, back injuries and various neurological/neuromuscular conditions.

SELECTED LESSEES, BORROWERS, GUARANTORS AND OPERATORS

     The following describes selected Lessees, Borrowers, Guarantors and Operators. Nine of the 23 Operators of the properties underlying the Company's Investments are subject to the reporting requirements of the Commission and file with the Commission annual reports containing audited financial information and quarterly reports for the first three quarters of each fiscal year containing unaudited financial information. With respect to such companies, the information provided is derived for the limited purposes of this Prospectus Supplement from filings made with the Commission.

     While the Company has not established any definitive credit criteria, the Company evaluates the creditworthiness of the Lessees, Borrowers, Guarantors and Operators based upon a review of publicly available financial and other information, as well as a due diligence review of the individual financial statements and other non-financial information provided by the Lessees, Borrowers, Guarantors and Operators, to the extent available, and other data customarily reviewed when a company makes an acquisition or significant investment. While the Company believes the information is provided in good faith and has no reason to believe that any of such information is inaccurate in any material respect the Company, in most instances, has not and cannot make an independent investigation of such information.

     HEALTHSOUTH. HEALTHSOUTH, headquartered in Birmingham, Alabama, is the nation's largest provider of outpatient and rehabilitative healthcare services. HEALTHSOUTH provides these services through its national network of outpatient and inpatient rehabilitation facilities, outpatient surgery centers, medical centers and other healthcare facilities. As of December 31, 1996, HEALTHSOUTH had over 1,000 patient care locations in 50 states. HEALTHSOUTH's 1996 revenues were approximately $2.4 billion.

     On February 18, 1997, HEALTHSOUTH entered into a plan and agreement of merger with Horizon/CMS Healthcare Corporation. As a result of the merger, HEALTHSOUTH will acquire 33 inpatient rehabilitation hospitals, 58 specialty hospitals and subacute units, 282 outpatient rehabilitation facilities, 267 long-term care facilities that Horizon/CMS owns, leases or manages, a contract therapy business holding 1,400 contracts, an institutional pharmacy business serving 38,500 beds, and other healthcare services.

     The following is a summary of certain financial information for
HEALTHSOUTH:

             HEALTHSOUTH SUMMARY CONSOLIDATED FINANCIAL INFORMATION

                                                      DECEMBER 31,    DECEMBER 31,      SEPTEMBER 30,
                                                          1994            1995              1996
                                                      ------------    ------------      -------------
                                                                     (IN THOUSANDS)
Balance Sheet Data:
  Cash and marketable securities....................    $  129,971     $  156,321        $  124,852
  Working capital...................................       282,667        406,125           469,609
  Total assets......................................     2,230,093      2,931,495         3,182,772
  Long-term debt....................................     1,139,087      1,391,664         1,463,927
  Stockholders' equity .............................       757,583      1,185,898         1,397,231

                                                        YEAR ENDED DECEMBER 31,
                                                      ---------------------------   NINE MONTHS ENDED
                                                         1994           1995        SEPTEMBER 30, 1996
                                                      ----------   --------------   ------------------
                                                                   (IN THOUSANDS)
Income Statement Data:
  Revenues..........................................  $1,649,199     $2,003,146         $1,793,766
  Expenses..........................................   1,464,526      1,791,257          1,499,773
  Net Income........................................      88,083         92,521            158,450

     Columbia/HCA. Columbia/HCA, headquartered in Louisville, Kentucky, provides a full range of inpatient and outpatient services and is one of the leading hospital owners and management companies in the United States. Major services provided by Columbia/HCA and its affiliated entities include acute inpatient care, inpatient psychiatric care, outpatient diagnostic services, outpatient surgery programs, outpatient psychiatric services, rehabilitation services, skilled nursing care and home healthcare/infusion services. At February 28, 1997, Columbia/HCA operated approximately 347 hospitals, 147 surgery centers and more than 550 home health agencies and extensive ancillary service providers in 37 states, England and Switzerland. Columbia/HCA is building comprehensive networks of healthcare services, including home health, rehabilitation and skilled nursing units, in local markets around the country.

     MedPartners. MedPartners, with annualized revenues of approximately $5.1 billion, is the largest physician practice management company in the United States. MedPartners develops, consolidates and manages integrated healthcare delivery systems. Through its network of affiliated group and independent practice association ("IPA") physicians, MedPartners provides primary and specialty health care services to prepaid managed care enrollees and fee-for-service patients. MedPartners also operates one of the largest independent prescription benefit management programs in the United States and provides disease management services and therapies for patients with certain chronic conditions. As of December 31, 1996, MedPartners operated in 25 states through affiliations with approximately 8,875 physicians, including approximately 2,603 in group practices, 5,314 through IPA relationships and 958 who were hospital-based, providing healthcare to approximately 1.6 million prepaid enrollees.

     Integrated Health. Integrated Health, formed in 1986, and headquartered in Owings Mills, Maryland, is one of the nation's leading providers of subacute healthcare services. Integrated Health's strategy is to use geriatric care facilities as platforms to provide a wide variety of medical and rehabilitative services more typically delivered in the acute-care hospital setting. Integrated Health's focus on providing subacute care is designed to address the fact that cost containment measures implemented by private insurers and limitations on government reimbursement of hospital costs have resulted in the discharge from hospitals of many patients who continue to require subacute care. These patients often cannot be effectively cared for in the home because of the complex monitoring and specialized medical treatment required. Because geriatric care facilities have lower capital and operating costs than acute-care hospitals, Integrated Health is able to offer these complex medical services at a significantly lower cost than acute-care hospitals. As of December 31, 1996, Integrated Health operated over 1,000 post-acute service locations in 40 states throughout the United States. On October 21, 1996, Integrated Health announced that it had entered into a definitive merger agreement pursuant to which it will acquire Coram Healthcare Corp, which is the largest provider of home infusion services with annualized 1996 revenues of $532 million and 112 locations in 43 states.

     Tenet. Tenet Healthcare Corporation, headquartered in Santa Barbara, California, owns and operates 127 hospitals and numerous ancillary healthcare operations serving communities in 22 states. On January 30, 1997, Tenet acquired OrNda HealthCorp in a transaction accounted for as a pooling of interests. A substantial number of OrNda's 50 general hospitals complement the 77 general hospitals owned or leased by Tenet prior to the merger, particularly in south Florida and southern California. As of January 30, 1997, the combined company had approximately 97,000 employees and pro forma revenues of $8.8 billion for the 12 months ended November 30, 1996.

                                  THE OFFERING

Securities Offered.........  $65,000,000 aggregate principal amount of      %
                             Convertible Subordinated Debentures due 2002.

Maturity...................              , 2002, unless earlier redeemed or
                             converted.

Payment of Interest........              and             , commencing
                                       , 1997.

Original Issue Discount....  The Debentures are being issued at an issue price
                             of $            per $1,000 principal amount of
                             Debentures, which represents an original issue
                             discount of        % from the principal amount
                             thereof which is payable at maturity. Holders will generally be taxed on such original issue discount as it accrues (and thus prior to the receipt of any payments attributable thereto). See "Certain Federal Income Tax Considerations."

Conversion.................  The Debentures will, subject to the ownership restrictions described herein, be convertible into shares of Common Stock at the option of the holder at any time prior to redemption or final maturity, at an initial conversion ratio of approximately shares of Common Stock for each $1,000
                             principal amount of Debentures, subject to adjustment in certain events.

Subordination..............  The Debentures will be subordinated to all existing and future Senior Debt of the Company and structurally subordinated to all existing and future liabilities and obligations of subsidiaries and partnerships of the Company. As of December 31, 1996, after giving pro forma effect to completion of the Offering and the application of the net proceeds therefrom as described herein, the Company would have had outstanding approximately $13.1 million of Senior Debt. The Indenture under which the Debentures are being issued contains no limitations on the incurrence of indebtedness or other liabilities by the Company or its subsidiaries or partnerships.

Optional Redemption........  The Debentures will be redeemable, at the Company's option, in whole or from time to time in part, at
                             any time on or after                , 2000, at the
                             Redemption Prices set forth herein plus accrued and unpaid interest to and including the Redemption Date. In addition, the Company may redeem Debentures to the extent necessary for the Company to continue to qualify as a REIT.

Repurchase at Holder's
Option.....................  In the event that there shall occur a Repurchase
                             Event, each holder of the Debentures shall have the right, at the holder's option, to require the Company to repurchase such holder's Debentures at the issue price plus accrued and unpaid interest and original issue discount to and including the Repurchase Date (as defined). The term Repurchase Event is limited to certain transactions involving a Change of Control of the Company in which the market price of the Common Stock at the time of, and the consideration received in, such transaction is less than 105% of the Accreted Value (as defined) divided by the conversion ratio then in effect, and does not include other events that might adversely affect the financial condition of the Company. There is no assurance that the Company will be able to repurchase the Debentures upon a Repurchase Event.

Ownership Restrictions.....  The Debentures may not be owned by or transferred to any person who owns (or upon conversion of any Debentures would own) directly or constructively more than 9.8% of the Company's outstanding shares of stock within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"); nor may the Debentures be transferred to any person if such transfer, in the good faith opinion of the Board of Directors, might cause the Company to fail to comply with any requirements necessary for the continued qualification of the Company as a REIT.

Use of Proceeds............  To reduce outstanding borrowings under the Bank
                             Credit Facility in order to facilitate future investments.

NYSE Common Stock
  Symbol...................  CCT

Proposed NYSE Debenture
  Symbol...................  CCT M02

             SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

     The summary historical consolidated financial information presented below as of December 31, 1994, 1995 and 1996 and for the period from June 30, 1994, through December 31, 1994, and for the fiscal years ended December 31, 1995 and 1996 has been derived from the audited consolidated financial statements of the Company. This information should be read in conjunction with the Company's consolidated financial statements and the notes thereto incorporated by reference in this Prospectus Supplement.

                                           FOR THE PERIOD
                                                FROM
                                              JUNE 30,
                                                1994
                                           (INCEPTION) TO       YEAR ENDED DECEMBER 31,
                                            DECEMBER 31,     ------------------------------
                                              1994(1)              1995             1996
                                          ----------------   ----------------    ----------
                                           (IN THOUSANDS, EXCEPT PER SHARE AND RATIO DATA)
STATEMENT OF OPERATIONS DATA:
Revenues................................       $  8,240           $ 24,707         $ 35,952
Expenses:
  Interest..............................          1,439              8,787            8,812
  Depreciation and amortization.........          1,502              4,697            6,315
  Other operating.......................            536              1,515            1,911
                                               --------           --------         --------
          Total expenses................          3,477             14,999           17,038
                                               --------           --------         --------
Net income..............................       $  4,763           $  9,708         $ 18,914
                                               ========           ========         ========
Net income per share....................       $   0.80           $   1.55         $   1.71
                                               ========           ========         ========
OTHER DATA:
Funds from operations(2)................       $  5,628           $ 12,523         $ 22,633
Funds from operations per share
  (primary).............................       $   0.94           $   2.00         $   2.04
Funds from operations per share (fully
  diluted)..............................             --           $   1.91         $   1.97
Weighted average shares outstanding
  (primary).............................          5,980              6,271           11,086
Weighted average shares outstanding
  (fully diluted).......................             --              8,597           13,159
Dividends declared......................       $  5,083           $ 12,519         $ 21,431
Dividends declared per share............       $   0.85           $   1.76         $   1.83
Ratio of earnings to fixed charges(3)
  Actual................................            4.0x               2.0x             3.0x
  Pro Forma.............................            1.9x               1.7x             2.3x

                                                                                 DECEMBER 31, 1996
                                          DECEMBER 31,     DECEMBER 31,      --------------------------
                                              1994             1995           ACTUAL     AS ADJUSTED(4)
                                         --------------    ------------      --------    --------------
                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
Real estate properties, net............     $151,328         $207,257        $303,997       $303,997
Mortgage notes receivable..............       13,224           24,989          39,326         39,326
Total assets...........................      166,364          240,625         356,695        358,755
Bank credit facility(5)................       67,500           30,225          68,500         11,897
Mortgage note payable(6)...............           --               --          23,228         23,228
10 1/2% Convertible Subordinated
  Debentures...........................           --           43,947          17,657         17,657
    % Convertible Subordinated
  Debentures...........................           --               --              --         58,663
Total stockholders' equity.............       98,389          163,747         241,556        241,556

---------------

(1) The Company commenced operations on June 30, 1994.
(2) Funds from operations is computed as net income (computed in accordance with generally accepted accounting principles), excluding gains on sale of real estate and rental income recognized on a straight-line basis on those leases with scheduled rent increases, plus depreciation and amortization. Management considers funds from operations to be an informative measure of the performance of an equity REIT and consistent with measures used by analysts to evaluate equity REITs. Funds from operations does not represent cash generated from operating activities in accordance with generally accepted accounting principles, is not necessarily indicative of cash available to fund cash needs and should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity.
(3) The ratio of earnings to fixed charges is computed by dividing fixed charges into net income plus fixed charges. Fixed charges include interest (expensed and capitalized), amortization of debt expense and the estimated interest component of rent expense. The pro forma ratio of earnings to fixed charges gives effect to the estimated net increase in interest expenses resulting from the sale of the Debentures offered hereby and the application of the estimated net proceeds therefrom. This ratio does not give effect to any other pro forma event.
(4) As adjusted to give effect to the Offering and the application of the net proceeds thereof. See "Use of Proceeds."
(5) The outstanding balance under the Bank Credit Facility was approximately $127.1 million as of February 28, 1997 and $70.5 million as adjusted to give effect to the Offering and the application of the net proceeds thereof.
(6) Nonrecourse indebtedness of Capstone of Las Vegas, Ltd., an Alabama limited partnership of which Capstone Capital of Las Vegas, Inc., an Alabama corporation and a wholly-owned subsidiary of the Company, is the general partner.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Debentures offered hereby are estimated to be approximately $56.6 million, after deduction of underwriting discounts and commissions and estimated Offering expenses payable by the Company (approximately $65.1 million assuming the Underwriters' over-allotment option is exercised in full). The Company intends to use the net proceeds to reduce the outstanding balance under its Bank Credit Facility, which was approximately $127.1 million as of February 28, 1997.

     Borrowings under the Bank Credit Facility bear interest at a rate chosen by the Company from either the base rate of NationsBank or the Eurodollar rate plus a percentage that varies from 1.00% to 1.625%. At February 28, 1997, the weighted average interest rate under the Bank Credit Facility was 6.56%. The Company has used borrowings under the Bank Credit Facility primarily for the acquisition of or investment in the Investments. The Company expects to borrow under the Bank Credit Facility in the future to make additional acquisitions and investments. The Bank Credit Facility will be available until June 24, 1999, and the principal balance outstanding thereunder will mature on that date.

                 PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

     The Company's Common Stock is listed on the NYSE under the symbol "CCT." As of February 28, 1997, there were 459 holders of record of the Common Stock. The following table sets forth, for the fiscal periods indicated, the high and low closing sales prices of the Common Stock on the NYSE and the dividend distributions per share declared by the Company with respect to each applicable quarter.

                                                                           DISTRIBUTIONS
                                                              HIGH   LOW     PER SHARE
                                                              ----   ---   -------------
1995:
First Quarter...............................................   171/8 155/8     .425
Second Quarter..............................................   18    153/8     .445
Third Quarter...............................................   191/4 173/8     .445
Fourth Quarter..............................................   191/4 181/8     .445
1996:
First Quarter...............................................   211/2 187/8     .445
Second Quarter..............................................   211/2 191/2     .455
Third Quarter...............................................   211/4 193/4     .46
Fourth Quarter..............................................   217/8 203/4     .465
1997:
First Quarter (through February 28, 1997)...................   241/8 223/8   --

     The Company makes quarterly distributions to stockholders of approximately 85% to 95% of its cash available for distribution; however, the Company may elect to pay more or less than such amount as determined by the Board of Directors of the Company. In any event, the Company expects to make distributions annually in excess of 95% of its REIT taxable income in order to satisfy the annual distribution requirements of a REIT. See "Federal Income Tax Considerations -- Taxation of the Company" in the Prospectus. Payment of distributions, however, will be at the discretion of the Board of Directors at all times and will depend upon various factors including the Company's financial condition, earnings, anticipated investments and other relevant factors.

     The Company has a dividend reinvestment plan under which stockholders of record may invest all or a portion of their dividend distributions and up to an additional $5,000 per quarter to purchase additional shares of Common Stock.

                           DESCRIPTION OF DEBENTURES

     The following description of the terms of the Debentures offered hereby (referred to in the accompanying Prospectus as "Subordinated Debt Securities") supplements and, to the extent inconsistent therewith, replaces the description of the general terms of Subordinated Debt Securities set forth in the Prospectus, to which description reference is hereby made. The following summary of the Debentures is qualified in its entirety by reference thereto and to the Subordinated Indenture referred to therein, as amended by the Supplemental Indenture between the Company and the Trustee to be entered into in connection with the Debentures. The Subordinated Indenture, as amended and supplemented by the Supplemental Indenture, is hereinafter referred to as the "Subordinated Indenture."

GENERAL

     The Debentures will be unsecured obligations of the Company, will be limited to $65,000,000 in aggregate principal amount (up to $74,750,000 if the Underwriters' over-allotment option is exercised in full) and will mature on
            , 2002. The Debentures will bear interest at the rate per annum shown on the front cover of this Prospectus Supplement from and including the date of the initial issuance of Debentures under the Subordinated Indenture or from and including the most recent Interest Payment Date to which interest has
been paid or provided for, payable semi-annually on           and           of
each year, commencing           , 1997 to the Person in whose name the Debenture
(or any predecessor Debenture) is registered at the close of business on the
preceding           or           , as the case may be. Interest on the
Debentures will be paid on the basis of a 360-day year of twelve 30-day months. Debentures issued pursuant to the overallotment option, if any, shall accrue interest from the date of issuance of the initial $65,000,000 aggregate principal amount of Debentures.

     The Debentures will be issued at an original issue discount (the excess of the principal amount of the Debentures at maturity over the issue price) of
     % from their principal amount at maturity. The rate of interest on the Debentures and accrual of such original issue discount represent a yield to
maturity, compounded semi-annually, of      % per annum. The calculation of the
accrual of original issue discount in the period in which a Debenture remains outstanding will be on a semi-annual bond equivalent basis using a 360 day year period composed of twelve 30-day months, commencing on the issue date of the Debentures. For federal income tax purposes, a registered holder of a Debenture will be required to include such original issue discount accrual in income (on a constant yield basis) ratably over the term of the Debenture. See "Certain Federal Income Tax Considerations."

     Principal of, premium, if any, and interest on, the Debentures will be payable, and the conversion and transfer of Debentures may be registered, at the office or agency of the Company or the Trustee maintained for that purpose in New York, New York and at any other office or agency maintained by the Company or the Trustee for such purpose. Principal of, premium, if any, and interest on, Debentures in global book-entry form and held of record by the Depository Trust Company ("DTC") or its nominee will be payable in same day funds.

     The Subordinated Indenture permits the defeasance of Subordinated Debt Securities upon the satisfaction of the conditions described under "Description of Debt Securities -- Defeasance" in the accompanying Prospectus. The Debentures are not subject to these provisions.

CONVERSION RIGHTS

     The Debentures will be convertible into Common Stock at any time prior to
redemption or final maturity, initially at a conversion ratio of        shares
of Common Stock for each $1,000 of principal amount of the Debentures. The right to convert Debentures which have been called for redemption will terminate at the close of business on the last business day preceding the Redemption Date. See "-- Optional Redemption."

     To protect the Company's status as a REIT, a Person may not own or convert any Debenture if such ownership or conversion, in the good faith opinion of the Board of Directors, (i) might cause the Company to fail to comply with any requirement necessary for the continued qualification of the Company as a REIT or

(ii) would result in a single Person owning more than 9.8% of the Company's outstanding stock within the meaning of the Code. For the purpose of the preceding sentence, a Person shall be considered to own shares of the Company stock which are owned directly by such Person (held of record by such Person or such Person's nominee or nominees) and shares of Company stock which are owned indirectly by such Person (including shares of Common Stock issuable upon conversion of the Debentures) pursuant to Sections 542, 544 and 856 of the Code and the regulations promulgated thereunder. See "Description of Capital
Stock -- Restrictions on Ownership" and "Federal Income Tax
Considerations -- Taxation of the Company" in the accompanying Prospectus.

     The conversion ratio will be subject to adjustment upon the occurrence of any of the following events: (i) the subdivision, combination or reclassification of outstanding shares of Common Stock; (ii) the payment in shares of Common Stock of a dividend or distribution on any class of capital stock of the Company; (iii) the issuance of rights or warrants to all holders of Common Stock entitling them to acquire shares of Common Stock at a price per share less than the current market price (as defined); (iv) the distribution to holders of Common Stock of shares of capital stock other than Common Stock, evidences of indebtedness, cash or assets (including securities, but excluding dividends or distributions paid exclusively in cash and dividends, distributions, rights and warrants referred to above); and (v) the consummation of a tender offer made by the Company or any subsidiary of the Company for the Common Stock which involves an aggregate consideration that, together with any cash and other consideration payable in respect of any tender offer by the Company or a subsidiary of the Company for the Common Stock consummated within the 12 months preceding the consummation of such tender offer, exceeds 12.5% of the Company's market capitalization at the date of consummation of such tender offer. No adjustment of the conversion ratio will be required to be made until cumulative adjustments amount to at least one percent of the conversion ratio, as last adjusted. Any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment.

     In case of any capital reorganization or reclassification of the capital stock of the Company (other than solely a change in par value, or from par value to no par value) or any consolidation of the Company with, or merger of the Company into, any other Person (other than a merger which does not result in any reclassification, conversion, exchange or cancellation of outstanding Common Stock or preferred shares of beneficial interest of the Company), or in the case of any sale or transfer of all or substantially all of the assets of the Company, the holder of any Debenture then outstanding will, with certain exceptions, have the right thereafter to convert such Debenture only into the kind and amount of securities, cash and other property receivable upon such reorganization, recapitalization, consolidation, merger, sale or transfer by a holder of the number of shares of Common Stock into which such Debenture might have been converted immediately prior to such reorganization, recapitalization, consolidation, merger, sale or transfer; and adjustments will be provided for events subsequent thereto that are as nearly equivalent as practical to the conversion ratio adjustments described above.

     Fractional shares of Common Stock will not be issued upon conversion, but, in lieu thereof, the Company will pay a cash adjustment based upon the then closing price (as defined) at the close of business on the day of conversion. If any Debentures are surrendered for conversion during the period from the close of business on any Regular Record Date through and including the next succeeding Interest Payment Date (except any such Debentures called for redemption), such Debentures when surrendered for conversion must be accompanied by payment in New York Clearing House Funds, or other funds acceptable to the Company, of an amount equal to the interest thereon which the registered holder on such Regular Record Date is to receive. Except as described in the preceding sentence, no interest will be payable by the Company on converted Debentures with respect to any Interest Payment Date subsequent to the date of conversion. No other payment or adjustment for interest or dividends is to be made upon conversion.

     Upon conversion of a Debenture, a holder will not receive any cash payment representing accrued original issue discount. The Company's delivery to the holder of the number of shares of Common Stock into which such Debenture is converted (together with a cash payment, if any, in lieu of any fractional share) will satisfy the Company's obligation to pay the principal amount at maturity of such Debenture as well as the accrued original issue discount attributable to the period from the issue date to the conversion date. Thus, the accrued original issue discount is deemed to be paid in full rather than cancelled, extinguished or forfeited. The conversion ratio will not be adjusted at any time during the term of such Debenture for accrued original issue discount.

SUBORDINATION

     Payment of principal of, premium, if any, and interest on the Debentures is subordinated, to the extent and in the manner set forth in the Subordinated Indenture, to all Senior Debt (as defined in the Subordinated Indenture) of the Company. The Subordinated Indenture does not provide for any limitation on the Company's ability to issue additional Senior Debt. As of February 28, 1997, the aggregate amount of Senior Debt of the Company outstanding was approximately $128.3 million.

     Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshalling of assets or any bankruptcy, insolvency, debt restructuring or similar proceedings in connection with any insolvency or bankruptcy proceeding of the Company, the holders of Senior Debt will first be entitled to receive payment in full of principal of (and premium, if any) and interest on such Senior Debt before the holders of the Debentures will be entitled to receive or retain any payment in respect of the principal of (and premiums, if any) or interest, if any, on the Debentures. By reason of this provision, in the event of insolvency of the Company, holders of the Debentures may recover less, ratably, than holders of Senior Debt and general creditors of the Company.

     In the event of the acceleration of the maturity of any Debentures, the holders of all Senior Debt outstanding at the time of such acceleration will be entitled to receive payment in full of all amounts due or to become due in respect of all Senior Debt, or provision shall have been made for such payment in cash, before the holders of the Debentures will be entitled to receive any payment upon the principal of (or premium, if any) or interest on the Debentures.

     No payments on account of principal of, premium, if any, or interest on the Debentures may be made if there shall have occurred and be continuing a default in any payment with respect to Senior Debt. In addition, during the continuance of any non-payment default or event of default with respect to Senior Debt in an aggregate principal amount of at least $10 million pursuant to which the maturity thereof is or may be accelerated, or in the event any judicial proceeding shall be pending with respect to any such default, then, upon receipt by the Trustee of notice thereof from the holder of such Senior Debt, unless and until (i) such default or event of default shall have been cured or waived or shall have ceased to exist, or (ii) certain events of bankruptcy or insolvency or reorganization involving the Company or any subsidiary of the Company shall have occurred and be continuing, or (iii) such Senior Debt shall have been paid in full (each of clauses (i), (ii) and (iii) being a "Termination Event"), no payment or distribution will be made by or on behalf of the Company on account of or with respect to the Debentures (except for those funds held in trust for the benefit of the holders of any Debentures to such holders) during a period (a "Blockage Period") commencing on the date of receipt of such notice by the Trustee and ending 179 days thereafter. In addition, so long as no Termination Event shall have occurred, upon the occurrence of either such a payment or a non-payment default, neither the Trustee nor any holder of the Debentures may take any action to accelerate the maturity of the Debentures during any Blockage Period (with respect to a payment default, the Blockage Period shall be deemed to commence on the date which is the first date payment should have been made). Notwithstanding anything herein to the contrary, (a) in no event will a Blockage Period extend beyond 179 days from the date the payment on the Debentures was due and (b) there must be 180 days in any 365 day period during which no Blockage Period is in effect. Not more than one Blockage Period may have commenced with respect to the Debentures during any period of 365 consecutive days. No default or event of default that existed or was continuing on the date of commencement of any Blockage Period with respect to the Senior Debt initiating such Blockage Period may be, or be made, the basis for the commencement of any other Blockage Period by the holders of such Senior Debt, whether or not within a period of 365 consecutive days, unless such default or event of default has been cured or waived for a period of not less than 90 consecutive days. For purposes of the subordination provisions, the payment, issuance and delivery of cash, property or securities (other than stock and certain subordinated securities of the Company) upon conversion of a Debenture will be deemed to constitute payment on account of the principal of such Debenture. By reason of these provisions, in the event of a default on any Senior Debt, whether now outstanding or hereafter issued, payments of principal of, premium, if any and interest on the Debentures may not be permitted to be made, nor may the obligations thereunder be accelerated until such Senior Debt is paid in full or such event of default is cured or waived.

     The Indenture does not limit or prohibit the incurrence of indebtedness or liabilities by any of the Company's subsidiaries or partnerships. Certain of the Company's operations are conducted through subsidiaries or partnerships, which are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Debentures or to make any funds available therefor, whether by dividends, loans or other payments. The Debentures will be structurally subordinated to all indebtedness and other liabilities and commitments (including trade payables and lease obligations) of the Company's subsidiaries and partnerships. Any right of the Company to receive assets of any such subsidiary or partnership upon the liquidation or reorganization of any such subsidiary or partnership (and the consequent right of the holders of the Debentures to participate in those assets) will be structurally subordinated to the claims of that subsidiary's or partnership's creditors.

OPTIONAL REDEMPTION

     The Debentures will be redeemable, at the Company's option, in whole or
from time to time in part, at any time on or after             , 2000, upon not
less than 30 nor more than 60 days' notice mailed to each holder of Debentures to be redeemed at its address appearing in the Security Register and prior to final maturity at the Redemption Prices set forth below, plus accrued and unpaid interest to and including the Redemption Date (subject to the right of holders of record on the relevant Regular Record Date to receive interest due on an Interest Payment Date that is on or prior to the Redemption Date).

     If redeemed during the 12-month period beginning                in the year
indicated (              , in the case of 2000), the Redemption Price per
Debenture shall be:

                                                              REDEMPTION
YEAR                                                            PRICE
----                                                          ----------
2000........................................................    $
2001........................................................    $

     Notwithstanding the foregoing, the Debentures will be subject to redemption, in whole or in part, at any time to the extent necessary for the Company to continue to qualify as a REIT, at the option of the Company upon not less than 30 nor more than 60 days' notice mailed to the Trustee and each holder whose Debentures are to be redeemed at its address appearing in the Security Register. See "Description of Capital Stock -- Restrictions on Ownership" and "Federal Income Tax Considerations -- Taxation of the Company" in the accompanying Prospectus. The Redemption Price under such circumstances will equal the issue price plus accrued and unpaid interest and original issue discount to and including the Redemption Date. The Company may exercise such redemption powers solely with respect to holders of Debentures who pose a threat to the Company's REIT status and only to the extent deemed necessary or advisable by the Board of Directors of the Company to preserve such status.

     The Company may at any time buy Debentures on the open market at prices which may be greater or less than the Redemption Prices listed above.

     No sinking fund is provided for the Debentures.

CERTAIN RIGHTS TO REQUIRE REPURCHASE OF DEBENTURES

     In the event of any Change of Control (as defined below) of the Company which constitutes a Repurchase Event (as defined below) occurring after the date of issuance of the Debentures and on or prior to final maturity, each holder of Debentures will have the right, at the holder's option, to require the Company to repurchase all (or any portion with a principal amount equal to $1,000 or an integral multiple thereof) of the holder's Debentures on or promptly following the date (the "Repurchase Date") that is 45 calendar days after the date the Company gives notice of the Repurchase Event as described below, at a price (the "Repurchase

Price") equal to the issue price thereof, plus accrued and unpaid interest and original issue discount to and including the Repurchase Date.

     The right to require the Company to repurchase Debentures as a result of the occurrence of a Repurchase Event could create an event of default under Senior Debt as a result of which any repurchase could, absent a waiver, be blocked by the subordination provisions of the Debentures. See
"-- Subordination" and "Description of Debt Securities -- Subordination of Subordinated Debt Securities" in the accompanying Prospectus. However, failure by the Company to repurchase the Debentures when required under the preceding paragraph will result in an Event of Default under the Indenture whether or not such repurchase is permitted by the subordination provisions of the Indenture.

     Within 30 calendar days after the occurrence of a Repurchase Event, the Company is obligated to mail to all holders of Debentures a notice of the occurrence of such Repurchase Event, the Repurchase Date, the Repurchase Price, the procedures which the holder must follow to exercise the repurchase right and other information with respect to the repurchase of the Debentures. To exercise the repurchase right, the holder of a Debenture must deliver, on or before the close of business on the fifth business day immediately preceding the Repurchase Date, written notice to the Trustee of the holders' exercise of such right, together with the certificates evidencing the Debentures with respect to which the right is being exercised, dully endorsed for transfer.

     A "Change of Control" means any of the following: (i) the sale, lease, conveyance or other disposition of all or substantially all of the Company's assets as an entirety or substantially as an entirety to any "person" or "group" (as such terms are used for purposes of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), whether or not applicable) in one or a series of transactions or (ii) any transaction or series of transactions (as a result of a tender offer, merger, consolidation or otherwise) that results in any "person" or "group" (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act, whether or not applicable) becoming the "beneficial owner" (as that term is used in Rules 13d-3 and 13d-5 under the Exchange Act, whether or not applicable, except that a person shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power entitled to vote in the election of directors of the Company.

     In determining whether a sale, lease, conveyance or other disposition of all or substantially all of the Company's assets as an entirety or substantially as an entirety involves a Change of Control of the Company, several considerations may be relevant, including the percentage of the Company's assets being disposed of, the percentage of the Company's revenues and income generated by such assets and the effect of such disposition on the Company's remaining operations.

     A Change of Control as described above shall constitute a Repurchase Event unless (i) the current market price of the Common Stock is at least equal to 105% of the Accreted Value of each Debenture (which is equal to the sum of the issue price of such Debenture plus the original issue discount accrued on such Debenture to the date of such Change of Control) (the "Accreted Value") divided by the conversion ratio then in effect; (ii) all of the consideration (excluding cash payments for fractional shares) in the transaction giving rise to such Change of Control to the holders of Common Stock consists of shares of common stock that are, or immediately upon issuance will be, listed on a national securities exchange or quoted on the Nasdaq National Market, and as a result of such transaction the Debentures become convertible solely into such Common Stock; or (iii) all of the consideration in the transaction giving rise to such Change of Control to the holders of Common Stock consists of cash, securities that are, or immediately upon issuance will be, listed on a national securities exchange or quoted on the Nasdaq National Market, or a combination of cash and such securities, and the aggregate fair market value of such consideration (which, in the case of such securities, shall be equal to the average of the daily closing price (as defined in the Subordinated Indenture) of such securities during the ten consecutive trading days (as defined in the Subordinated Indenture) commencing with the sixth trading day following consummation of such transaction) is at least 105% of the Accreted Value of such securities divided by the conversion ratio then in effect.

     If a Repurchase Event were to occur, no assurance can be given that the Company would have sufficient funds to repurchase all Debentures tendered by the holders thereof or to make any principal, premium, if any, or interest payment otherwise required by the Debentures.

     The foregoing provisions would not necessarily afford holders of the Debentures protection in the event of highly leveraged or other transactions involving the Company that may adversely affect holders. In addition, the foregoing provisions may discourage open market purchases of the Common Stock or a non-negotiated tender or exchange offer for such stock and, accordingly, may limit a stockholder's ability to realize a premium over the market price of the Common Stock in connection with any such transaction.

     In the event a Repurchase Event occurs and the holders exercise their rights to require the Company to repurchase Debentures, the Company intends to comply with applicable tender offer rules under the Exchange Act, including Rules 13e-4 and 14e-1, as then in effect, with respect to any such purchase.

COVENANTS

     As provided for in the Subordinated Indenture, the Company will be subject to certain covenants respecting (i) payment of principal of, premium, if any and interest on the Debentures, (ii) maintenance of an office or agency where Debentures may be surrendered for registration of transfer or exchange or surrendered for conversion and where notices and demands to or upon the Company in respect of the Debentures and the Subordinated Indenture may be served, (iii) the holding of monies for Debenture payments in trust, (iv) delivery of certificates to the Trustee by the Company regarding defaults, (v) maintenance of the Company's corporate existence, (vi) maintenance of the Company's properties and (vii) payment of taxes and other claims by the Company.

EVENTS OF DEFAULT

     The following constitute Events of Default with respect to the Debentures:
(a) failure to pay principal of or premium, if any, on any Debenture when due (even if such payment is prohibited by the subordination provisions of the Subordinated Indenture); (b) failure to pay any interest on any Debenture when due (even if such payment is prohibited by the subordination provisions of the Subordinated Indenture), continued for 30 days; (c) failure to provide timely notice of a Repurchase Event with respect to the Debentures, (d) failure to perform any other covenant of the Company in the Subordinated Indenture (other than a covenant included in the Subordinated Indenture solely for the benefit of a series of debt securities other than the Debentures), continued for 60 days after written notice to the Company as provided in the Subordinated Indenture;
(e) acceleration of the maturity of indebtedness of the Company or any of its subsidiaries having an outstanding principal amount of at least $5,000,000 or a failure to pay such indebtedness at its stated maturity after demand therefor, provided that within 10 days after such acceleration or maturity the Trustee or holders of at least 25% in aggregate principal amount of the Debentures then outstanding have given notice thereof and demand for the discharge of such acceleration or repayment at maturity; (f) a final judgment or final judgments that exceed $5,000,000 for the payment of money have been entered by a court or courts of competent jurisdiction against the Company and/or any subsidiary of the Company and such judgment or judgments have not been discharged within 30 days after all rights to appeal have been exhausted; and (g) certain events of bankruptcy, insolvency or reorganization.

BOOK-ENTRY DEBENTURES

     The Debentures will be issued in whole or in part in the form of one or more global Debentures (collectively, the "Global Security") that will be deposited with, or on behalf of, DTC (the "Global Depositary") or its nominee. Unless and until it is exchanged in whole or in part for Debentures in registered form, a Global Security may not be registered for transfer or exchange except as a whole by the Global Depositary to a nominee of the Global Depositary or by a nominee of the Global Depositary to the Global Depositary or another nominee of the Global Depositary or by the Global Depositary or any nominee to a successor Global Depositary or a nominee of such successor Global Depositary.

     Upon the issuance of the Global Security, and the deposit of the Global Security with or on behalf of the Global Depositary for such Global Security, the Global Depositary will credit on its book-entry registration and transfer system, the respective principal amounts of the Debentures represented by such Global Security to the accounts of institutions that have accounts with such Global Depositary or its nominee ("participants"). Ownership of beneficial interests in the Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in the Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Global Depositary or its nominee for the Global Security. Ownership of beneficial interests in the Global Security by persons that hold through participants will be shown on, and the transfer of such ownership interests within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in the Global Security.

     So long as the Global Depositary for the Global Security, or its nominee, is the registered owner of the Global Security, the Global Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debentures represented by the Global Security for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in such Global Security will not be entitled to have Debentures represented by the Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debentures in certificated form and will not be considered the holders thereof for any purposes under the Subordinated Indenture. Accordingly, each person owning a beneficial interest in the Global Security must rely on the procedures of the Global Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Subordinated Indenture. The Company understands that under existing industry practices, if the Company requests any action of holders or an owner of a beneficial interest in the Global Security desires to give any notice or take any action a holder is entitled to give or take under the Subordinated Indenture, the Global Depositary would authorize the participant to give such notice or take such action, and participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     If the Global Depositary for the Debentures is at any time unwilling, unable or ineligible to continue as Global Depositary and a successor Global Depositary is not appointed by the Company within 90 days or an Event of Default under the Subordinated Indenture has occurred and is continuing, the Company will issue Debentures in definitive form in exchange for the Global Security representing the Debentures. In addition, the Company may at any time and in its sole discretion, determine not to have any Debentures represented by the Global Security and, in such event, will issue in definitive form in exchange for the Global Security representing the Debentures. Further, an owner of a beneficial interest in a Global Security representing Debentures may, on terms acceptable to the Company and the Global Depositary for the Global Security, receive Debentures of such series in definitive form in exchange for such beneficial interest. In any such instance, an owner of a beneficial interest in the Global Security will be entitled to physical delivery in definitive form of Debentures represented by the Global Security equal in principal amount to such beneficial interest and to have such Debentures registered in its name.

     DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations such as the Underwriters. Certain of such participants (or their representatives), together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

GOVERNING LAW

     The Indenture and the Debentures will be governed by and construed in accordance with the laws of the State of New York, without giving effect to such State's conflicts of laws principles.

INFORMATION CONCERNING THE TRUSTEE

     The Company and its subsidiaries may maintain deposit accounts and conduct other banking transactions with the Trustee in the ordinary course of business. The Trustee serves as trustee with respect to the Company's 10 1/2% Convertible Subordinated Debentures due 2002 and may act as trustee with respect to additional debt issuances by the Company in the future.

LISTING

     Application will be made to have the Debentures listed on the NYSE.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following description of certain federal income tax considerations of the Debentures offered hereby supplements the discussion of federal income tax considerations set forth in the Prospectus, to which description reference is hereby made. The following discussion is qualified in its entirety by reference thereto.

TAXATION OF U.S. DEBENTUREHOLDERS

     Original Issue Discount. The Debentures will be issued with original issue discount equal to the amount by which their stated redemption price at maturity exceeds their issue price. The stated redemption price at maturity will include the sum of all amounts payable on the Debentures, other than "qualified stated interest." In general, qualified stated interest is stated interest that is unconditionally payable at least annually at a single fixed rate. The Debentures provide for the payment of "qualified stated interest" semi-annually at the rate set forth on the front cover of this Prospectus Supplement. Original issue discount will be includible in a holder's income in increasing amounts over the term of the Debenture, irrespective of when actually received, in accordance with a constant interest method based on a compounding of interest. Holders will be required to recognize such original issue discount as ordinary income in advance of the receipt of the cash payments to which such income is attributable. A holder's basis in a Debenture will be increased by the amount of original issue discount included in gross income with respect thereto.

     Stated Interest. A holder of a Debenture using the accrual method of accounting for tax purposes will generally be required to include interest in ordinary income as such interest accrues, while a cash basis holder will be required to include interest in income when cash payments are received (or made available for receipt) by such holder.

     Conversion of Debentures into Common Stock. Generally, no gain or loss will be recognized by a holder upon the conversion of a Debenture into Common Stock of the Company, except with respect to cash received in lieu of fractional shares. The holding period of the Common Stock received upon conversion of a Debenture will generally include the period during which the Debenture was held (provided the Debenture was held as a capital asset), and the holder's aggregate tax basis in such Common Stock will generally be equal to such holder's tax basis in the Debenture exchanged therefor (less the portion thereof allocable to any fractional share).

     A holder will recognize gain or loss in connection with any cash received in lieu of fractional shares of Common Stock in an amount equal to the difference, if any, between the amount of cash received and the holder's tax basis in such fractional share. Any such gain or loss will be long-term capital gain or loss if the Debentures are capital assets in the hands of the holder and have been held for more than one year.

     Adjustments to Conversion Price. Adjustments in the conversion price of the Debentures to reflect distributions to holders of Common Stock may in certain circumstances result in constructive distributions to holders of Debentures taxable as dividends pursuant to Section 305 of the Code.

     Disposition of a Debenture or Common Stock. In general, the holder of a Debenture or the Common Stock into which it was converted will recognize gain or loss upon the sale, redemption, retirement, repurchase or other disposition of the Debenture or Common Stock measured by the difference, if any, between the amount of cash and the fair market value of property received (except, in the case of Debentures, to the extent the holder recognizes ordinary income attributable to the payment of accrued interest), and the holder's tax basis in the Debenture or Common Stock, as the case may be. Subject to the market discount rules discussed below, any gain or loss recognized on the sale, redemption, retirement, repurchase or other disposition of a Debenture or Common Stock will be treated as long-term capital gain or loss for federal income tax purposes, provided the Debenture or Common Stock was held as a capital asset and had been held for more than one year.

     Market Discount on Resale. Purchasers of the Debentures should be aware that the resale of Debentures may be affected by the market discount provisions of the Code. These rules generally provide that if a subsequent holder of a Debenture purchases the Debenture at a market discount in excess of a statutorily defined de minimis amount, and thereafter recognizes gain upon a disposition (including a partial redemption or repurchase) of the Debenture or the Common Stock into which it was converted, the lesser of such gain or the portion of the market discount that accrued while the Debenture was held by such holder will generally be treated as ordinary interest income at the time of the disposition. These rules also provide that a holder who acquires a Debenture at a market discount may be required to defer a portion of any interest expense that may otherwise be deductible on any indebtedness incurred or maintained to purchase or carry such Debenture until the holder disposes of such Debenture in a taxable transaction.

     If a holder of a Debenture elects to include the market discount in income currently, neither of the foregoing rules would apply.

     Backup Withholding. Under the backup withholding rules, a holder of a Debenture may be subject to backup withholding at the rate of 31% with respect to interest paid on, and the proceeds of the sale, redemption or other disposition of, the Debentures unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates that fact, or (ii) provides a correct social security number or other taxpayer identification number ("TIN") to the payor responsible for backup withholding, certifies that the TIN provided is correct and that the Debenture holder is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. Prospective purchasers of Debentures generally will be required to complete a Form W-9 in order to provide the required information. A holder of a Debenture who does not provide the holder's correct taxpayer identification number may be subject to penalties imposed by the Internal Revenue Service ("IRS").

     The Company will report to the holders of the Debentures and the IRS the amount of any "reportable payments" made by the Company for each calendar year and the amount of tax withheld, if any, with respect to payments on the Debentures.

TAXATION OF NON-U.S. DEBENTUREHOLDERS

     The discussion below summarizes certain U.S. federal income tax consequences relating to the purchase, ownership and disposition of Debentures (and Common Stock into which the Debentures are converted) by a holder who is not a United States person (a "Non-U.S. Holder"). A "United States person" means a citizen or resident of the United States, a corporation or partnership organized in or under the laws of the United States or any state thereof, a trust that is not a "foreign trust," or an estate the income of which is subject to U.S. federal income taxation regardless of source. The rules governing the U.S. federal income taxation of Non-U.S. Holders are complex and no attempt is made herein to provide more than a summary of such rules. Non-U.S. Holders are urged to consult their tax advisors to determine the U.S. federal, state, local and foreign tax consequences associated with an investment in the Debentures.


     Interest and Original Issue Discount. In general, under current U.S. federal income tax law, a withholding tax of 30% (or lower applicable treaty rate) is imposed on the receipt of interest (including original issue discount) from sources within the United States by a non-United States person, unless such income qualifies as "portfolio interest" or is effectively connected with the conduct of a U.S. trade or business carried on by such person. Payments of interest on the Debentures to a Non-U.S. Holder will qualify as portfolio interest, and thus no U.S. withholding tax will be imposed, provided (i) the Non-U.S. Holder does not own 10% or more (directly or constructively) of the total combined voting power of all classes of stock of the Company entitled to vote; (ii) the Non-U.S. Holder is not a "controlled foreign corporation" related (within the meaning of the Code) to the Company; and (iii) the beneficial owner of the Debentures, under penalties of perjury, certifies on IRS Form W-8 (or a substantially similar form) that it is not a United States person and provides certain other information.

     In general, a Non-U.S. Holder will be subject to U.S. federal income tax on interest paid or accrued on a Debenture to the extent such interest is effectively connected with the Non-U.S. Holder's conduct of a U.S. trade or business. In addition, a Non-U.S. Holder that is a corporation may be subject to a 30% U.S. branch profits tax on such effectively connected income (as adjusted), unless the Non-U.S. Holder qualifies for an exemption or lower rate of tax under an applicable tax treaty.

     Conversion. A Non-U.S. Holder will generally not be subject to federal income tax on the conversion of a Debenture into Common Stock, subject to the rules discussed above with respect to interest. To the extent a Non-U.S. Holder receives cash in lieu of a fractional share of interest upon conversion, such cash may give rise to gain that would be subject to the rules described below applicable to a sale or other disposition of the Debentures or Common Stock. Common Stock treated as issued in respect of accrued interest would be treated as a payment of interest under the interest rules described above.

     Disposition of Debentures. The Company expects to qualify as a "domestically-controlled REIT" (i.e., a REIT in which at all times during a specified period less than 50% of the value of the stock of the Company is owned directly and indirectly by non-United States persons) and, accordingly, any gain realized by a Non-U.S. Holder on the sale or other disposition of Debentures (or Common Stock into which Debentures are converted) will not be subject to U.S. federal income tax, unless such gain is otherwise effectively connected with the Non-U.S. Holder's conduct of a U.S. trade or business, or the Non-U.S. Holder is a nonresident alien individual who is present in the U.S. for 183 days or more during the taxable year and has a "tax home" in the U.S. If the Company failed to qualify as a REIT or as a domestically-controlled REIT, any such gain would generally be subject to U.S. federal income tax as if it were effectively connected with a U.S. trade or business, unless the Non-U.S. Holder held Debentures and Common Stock with an aggregate fair market value of 5% or less of the Company's outstanding Common Stock, including for this purpose, the value of such holder's Debentures.

     Federal Estate Tax. The Debentures generally will not be included in the estate of a deceased Non-U.S. Holder for U.S. federal estate tax purposes, provided that interest thereon qualifies as portfolio interest.

     Information Reporting and Backup Withholding. Under current U.S. federal income tax law, payments of principal and interest made within the U.S. by the Company or its paying agent are subject to information reporting and possible "backup" withholding at a 31% rate. In the case of payments of interest to Non-U.S. Holders, temporary Treasury regulations provide that the 31% backup withholding and other reporting will not apply to such payments with respect to which either the requisite certification, as described above, has been received or an exemption has otherwise been established, in either case provided that neither the Company nor its payment agent has actual knowledge that the holder is a United States person. Under temporary Treasury regulations, these information reporting and backup withholding requirements will apply, however, to the gross proceeds paid to a Non-U.S. Holder upon the disposition of the Debentures by or through a U.S. office of a U.S. or foreign broker, unless the holder certifies to the broker under penalties of perjury as to its name, address, and status as a foreign person or the holder otherwise establishes an exemption. Information reporting requirements (but not backup withholding) will also apply to a payment of the proceeds of a disposition of the Debentures by or through a foreign office of a U.S. broker or a foreign broker with certain types of relationships to the U.S. Neither information reporting nor backup withholding will generally apply to a payment of the proceeds of a disposition of the Debentures by or through a foreign office of a foreign broker not subject to the preceding sentence. However, the IRS has indicated that it is studying the possible application of backup withholding in the case of foreign offices of such holders.

     Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against such holder's federal income tax, provided that the required information is furnished to the IRS.

                              ERISA CONSIDERATIONS

     The following is a summary of material considerations arising under ERISA and the prohibited transaction provisions of Section 4975 of the Code that may be relevant to prospective investors. This discussion does not purport to deal with all aspects of ERISA or the Code that may be relevant to particular investors in light of their particular circumstances. A PROSPECTIVE INVESTOR THAT IS (OR IS USING THE ASSETS OF) AN EMPLOYEE BENEFIT PLAN SUBJECT TO ERISA, A TAX-QUALIFIED RETIREMENT PLAN, AN INDIVIDUAL RETIREMENT ACCOUNT, OR A GOVERNMENTAL, CHURCH, OR OTHER PLAN THAT IS EXEMPT FROM ERISA IS ADVISED TO CONSULT ITS OWN LEGAL ADVISOR REGARDING THE SPECIFIC CONSIDERATIONS ARISING UNDER APPLICABLE PROVISIONS OF ERISA, THE CODE, AND STATE LAW WITH RESPECT TO THE PURCHASE, OWNERSHIP, OR SALE OF THE DEBENTURES BY SUCH PLAN OR IRA.

     A fiduciary of a pension, profit-sharing, or other employee benefit plan (or entity whose assets constitute assets of any such plan) subject to ERISA (an "Employee Plan") should consider fiduciary standards under ERISA in the context of the Employee Plan's particular circumstances before authorizing an investment of all or any portion of such Employee Plan's assets in the Debentures. Among other factors, such fiduciary should consider (i) whether the investment satisfies the prudence requirements of Section 404(a)(1)(B) of ERISA, (ii) whether the investment satisfies the diversification requirements of Section 404(a)(1)(C) of ERISA and (iii) whether the investment is in accordance with the documents and instruments governing the plan as required by Section 404(a)(1)(D) of ERISA. In addition, persons who control the investments of individual retirement accounts ("IRAs") should consider that IRAs may only make investments that are authorized by the appropriate governing documents and under applicable state law.

     In addition to the imposition of general fiduciary standards of investment prudence and diversification, ERISA, and the corresponding provisions of the Code, prohibit a wide range of transactions involving the assets of an Employee Plan or IRA (a "Benefit Plan") and persons who have certain specified relationships to the Benefit Plan ("parties in interest" within the meaning of ERISA or "disqualified persons" within the meaning of the Code). Such transactions are treated as "prohibited transactions" under Section 406 of ERISA and Section 408(e) (2) of the Code and excise taxes are imposed upon such persons by Section 4975 of the Code. Thus, a fiduciary of a Benefit Plan should consider whether the acquisition or the continued holding of the Debentures might constitute or give rise to a direct or indirect non-exempt prohibited transaction.

     The Department of Labor (the "DOL") has issued regulations (the "DOL Regulations") as to what constitutes assets of an employee benefit plan under ERISA. Under the DOL Regulations, if a Benefit Plan acquires an equity interest in an entity, which interest is neither a publicly offered security nor a security issued by an investment company registered under the Investment Company Act of 1940, as amended, the Benefit Plan's assets will include, for purposes of the fiduciary responsibility provisions of ERISA, both the equity interest and an undivided interest in each of the entity's underlying assets unless certain specified exceptions apply. Under the DOL Regulations, the term "equity interest" is to include any interest in an entity other than "an instrument that is treated as indebtedness under applicable local law and which has no substantial equity features." While the DOL indicated in the Preambles to the proposed and final DOL Regulations that an instrument will not fail to be a debt instrument merely by reason of including a conversion feature, if such feature is "incidental," the determination of whether an instrument involves an equity interest is to be based on all the facts and circumstances. Thus, there can be no assurance as to whether the Debentures themselves will be considered to represent an "equity interest." Moreover, any Benefit Plan that acquires Common Stock by exercising its conversion rights under the Debentures will be acquiring an equity interest in the Company. The DOL Regulations define a publicly-offered security as a security that is "widely held," "freely transferable" and either
(i) part of a class of securities registered under Section 12(b) or 12(g) of the Exchange Act, or (ii) sold pursuant to an effective registration statement under the Securities Act, if the class of securities of which such security is a part is registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the offering occurs. The Debentures (and Common Stock obtainable through the exercise of conversion rights thereunder) will be sold pursuant to an effective registration statement under the Securities Act and will be registered under the Exchange Act.

     The DOL Regulations provide that a security is widely held only if it is part of a class of securities that is owned by 100 or more investors independent of the Company and of one another. A security will not fail to be widely held because the number of independent investors falls below 100 subsequent to the Offering as a result of events beyond the Company's control. The Company expects both the Debentures and its Common Stock to be "widely held" upon completion of the Offering.

     The DOL Regulations provide that whether a security is "freely transferable" is a factual question to be determined on the basis of all relevant facts and circumstances. The DOL Regulations further provide that when a security is part of an offering in which the minimum investment is $10,000 or less, as is the case with the Offering, certain restrictions ordinarily will not, alone or in combination, affect the finding that such securities are freely transferable. Benefit Plan fiduciaries should be aware that the Company's Charter contains certain restrictions on any transfer of stock that would create a beneficial owner of more than 9.8% in value of the Company's outstanding stock. See "Description of Capital Stock -- Restrictions on Transfer." While the Company believes that such a restriction is generally permitted under the DOL Regulations and is not likely to result in the failure of the Debentures or the Common Stock to be freely transferable, the DOL Regulations only establish a presumption in favor of the finding of free transferability, and, therefore, no assurance can be given that the DOL and the Treasury Department will not reach a contrary conclusion.

     Assuming that the Debentures and the Common Stock will be widely held, the Company expects that the Debentures will be publicly offered securities for purposes of the DOL Regulations and that the assets of the Company will not be deemed to be plan assets of any Employee Plan or IRA that invests in the Debentures.

     Employee Plans and IRAs and their fiduciaries are strongly urged to consult with their advisors, before acquiring Debentures, as to the application of ERISA to the acquisition, holding and conversion of such Debentures.

                                  UNDERWRITING

     Upon the terms and subject to the conditions contained in the Underwriting Agreement, each of the Underwriters named below has severally agreed to purchase, and the Company has agreed to sell to such Underwriter, the entire aggregate principal amount of Debentures set forth opposite its name below:

                                                              PRINCIPAL AMOUNT
                            NAME                               OF DEBENTURES
                            ----                              ----------------
Smith Barney Inc. ..........................................    $
NatWest Securities Limited..................................
                                                                -----------
          Total.............................................    $65,000,000
                                                                ===========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Debentures offered hereby are subject to approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for the entire aggregate principal amount of Debentures offered hereby (other than those covered by the over-allotment option described below) if any of such Debentures are taken.

     The Company has been advised by the Underwriters that the Underwriters propose to offer part of the Debentures purchased by them to the public at the public offering price set forth on the cover of this Prospectus and part of such Debentures to certain dealers at such price, less a concession not in excess of
     % of the principal amount of the Debentures under the price to the public. The Underwriters may allow, and such dealers may reallow, a concession not in
excess of      % of the principal amount of such Debentures to certain other dealers. After the initial offering of the Debentures to the public, the offering price and other selling terms may be changed by the Underwriters.

     The Company has granted to the Underwriters an option, exercisable not later than 30 calendar days from the date of this Prospectus, to purchase up to an additional $9,750,000 aggregate principal amount of Debentures at the public offering price set forth on the cover page of this Prospectus less underwriting discounts and commissions. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Debentures offered hereby. If purchased, the Underwriters will sell such additional $9,750,000 aggregate principal amount of Debentures on the same terms as those on which the Debentures are being offered.

     The Underwriting Agreement contains covenants of indemnity among the Underwriters and the Company against certain civil liabilities, including liabilities under the Securities Act.

     In connection with this offering and in compliance with applicable law and industry practice, the Underwriters may overallot or effect transactions which stabilize, maintain or otherwise affect the market price of the Debentures or the Common Stock or both at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of a security. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits Smith Barney Inc., as managing underwriter, to reclaim a selling concession from a syndicate member in connection with the offering when Debentures originally sold by the syndicate member are purchased in syndicate covering transactions. Such transactions may be effected on the NYSE, in the over-the-counter market, or otherwise. The Underwriters are not required to engage in any of these activities. Any such activities, if commenced, may be discontinued at any time.

     NatWest Securities Limited, a United Kingdom broker-dealer and a member of the Securities and Futures Authority Limited, has agreed that, as part of the distribution of the Debentures offered hereby and subject to certain exceptions, it will not offer any Debentures within the United States, its territories or possessions, or to persons who are citizens thereof or residents therein. The Underwriting Agreement does not limit sale of the Debentures offered hereby outside of the United States.

     NatWest Securities Limited has further represented and agreed that (a) it has not offered or sold and will not offer or sell any Debentures to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (whether as principal or agent) for the purposes of their businesses or otherwise in circumstances that have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the Financial Services Act 1986 (the "Act"); (b) it has complied and will comply with all applicable provisions of the Act with respect to anything done by it in relation to the Debentures in, from, or otherwise involving the United Kingdom; and (c) it has only issued or passed on and will only issue or pass on, in the United Kingdom, any document that consists of or any part of listing participants, supplementary listing particulars, or any other document required or permitted to be published by listing rules under Part IV of the Act, to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom the document may otherwise lawfully be issued or passed on.

     The Company, each officer and certain directors of the Company have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or grant any option or warrants to purchase Common Stock, except, in the case of the Company, pursuant to the grant or exercise of options under the Stock Incentive Plan and shares of Common Stock issuable upon conversion of the Debentures, for a period of 90 days from the date of this Prospectus Supplement, without the prior written consent of Smith Barney Inc.

     The Underwriters have provided and may in the future provide investment banking services to the Company.

                                 LEGAL MATTERS

     The validity of the Debentures offered hereby will be passed upon for the Company by Sirote & Permutt, P.C., Birmingham, Alabama, and for the Underwriters by Dewey Ballantine, New York, New York. As to matters of Maryland law, Sirote & Permutt, P.C. and Dewey Ballantine will rely upon an opinion of Ballard Spahr Andrews & Ingersoll, Baltimore, Maryland.

PROSPECTUS
                                  $250,000,000

                          CAPSTONE CAPITAL CORPORATION

               DEBT SECURITIES, PREFERRED STOCK AND COMMON STOCK
LOGO

                             ---------------------

     Capstone Capital Corporation (the "Company") may offer from time to time, together or separately, in one or more series (i) debt securities ("Debt Securities"), which may be either senior debt securities (the "Senior Debt Securities") or subordinated debt securities (the "Subordinated Debt Securities"), (ii) shares of Preferred Stock of the Company ("Preferred Stock"), and (iii) shares of Common Stock of the Company ("Common Stock") (the Debt Securities, Preferred Stock and Common Stock are collectively referred to as the "Securities"), at an aggregate initial offering price not to exceed U.S. $250,000,000, in amounts, at prices and on terms to be determined at the time of sale. The Debt Securities, Preferred Stock and Common Stock may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in a supplement or supplements to this Prospectus (a "Prospectus Supplement").

     The accompanying Prospectus Supplement will set forth with regard to the particular Securities in respect of which this Prospectus is being delivered (i) in the case of Debt Securities, the title, aggregate principal amount, denominations (which may be in United States dollars, or in any other currency, currencies or currency unit, including the European Currency Unit), maturity, rate, if any (which may be fixed or variable), or method of calculation thereof, time of payment of any interest, any terms for redemption at the option of the Company or the holder, any terms for sinking fund payments, rank, any conversion or exchange rights, any listing on a securities exchange, and the initial public offering price and any other terms in connection with the offering and sale of such Debt Securities, (ii) in the case of Preferred Stock, the specific title, the aggregate amount and the stated value, any dividend (including the method of calculating the payment of dividend), liquidation, redemption, conversion, voting or other rights and the initial offering price and (iii) in the case of Common Stock, the number of shares of Common Stock, the initial offering price and the terms of the offering thereof. The Prospectus Supplement will also contain information, as applicable, about material U.S. federal income tax considerations relating to the Securities in respect of which this Prospectus is being delivered.

     The Common Stock of the Company is listed on the New York Stock Exchange ("NYSE") under the symbol "CCT". The Prospectus Supplement will also contain information, where applicable, as to any listing on a securities exchange of the Securities covered by such Prospectus Supplement.

     SEE "RISK FACTORS" ON PAGES 3 TO 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SECURITIES OFFERED HEREBY.

                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE
    MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

     The Company may sell Securities to or through underwriters, and also may sell Securities directly to other purchasers or through agents. The accompanying Prospectus Supplement will set forth the names of any underwriters or agents involved in the sale of the Securities in respect of which this Prospectus is being delivered, the amounts of Securities, if any, to be purchased by underwriters and the compensation, if any, of such underwriters or agents. See "Plan of Distribution" herein.

                The date of this Prospectus is December 6, 1995

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITERS, AGENTS OR DEALERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY AND ITS SUBSIDIARIES SINCE THE DATE HEREOF OR THE INFORMATION CONTAINED HEREIN IS CORRECT AT ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The Registration Statement, the exhibits and schedules forming a part thereof and the reports, proxy statements and other information filed by the Company with the Commission in accordance with the Exchange Act can be inspected and copied at the Commission's public reference section, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following regional offices of the Commission:
Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained at prescribed rates by writing to the public reference section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Company's Common Stock is listed on the NYSE and similar information concerning the Company can be inspected and copied at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     This Prospectus constitutes a part of a registration statement on Form S-3 (the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). As permitted by the rules and regulations of the Commission, this Prospectus omits certain of the information contained in the Registration Statement and reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the Securities offered hereby. Statements contained herein concerning the provisions of any documents filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 (filed on April 1, 1995), Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1995 (filed on May 17, 1995), June 30, 1995 (filed on August 15, 1995) and September 30, 1995 (filed on November 8, 1995), as amended by a Quarterly Report on Form 10-Q/A (filed on November 14, 1995) and the description of the Common Stock and the description of certain provisions of Maryland Law and the Company's Articles of Incorporation and Bylaws, both contained in the Company's Registration Statement of Form 8-A, dated June 21, 1994, and the information thereby incorporated by reference contained in the Company's Registration Statement on Form S-11, dated March 23, 1995 are hereby incorporated by reference into this Prospectus. The file number for the Company's filings under the Exchange Act is 1-11345. All other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of any Securities shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing such documents (provided, however, that the information referred to in Item 402(a)(8) of Regulation S-K of the Commission shall not be deemed specifically incorporated by reference herein).

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in the applicable Prospectus Supplement) or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Copies of all documents which are incorporated herein by reference (not including the exhibits to such information, unless such exhibits are specifically incorporated by reference in such information) will be provided without charge to each person, including any beneficial owner of the Securities, to whom this Prospectus is delivered, upon written or oral request. Requests should be made to Mr. Andrew L. Kizer, Vice President-Finance and Chief Financial Officer of the Company, 1000 Urban Center Drive, Suite 630, Birmingham, Alabama 35242 (telephone number: (205) 967-2092).

                                  THE COMPANY

     The Company is a real estate investment trust ("REIT") which owns, leases and invests in a diversified portfolio of healthcare properties (the "Investments"). As of September 30, 1995, the Investments consisted of (i) 35 healthcare properties leased to eight healthcare operators (the "Leased Properties") and (ii) four mortgage loans on healthcare properties (the "Mortgage Loans"). The Investments are located in 13 states primarily in the southeastern and western regions of the United States and represent a variety of facility types in diverse healthcare industry segments. The Investments, including amounts committed, have grown from approximately $115 million at inception on June 30, 1994 to approximately $237 million on September 30, 1995.

     The Company was incorporated in Maryland in March 1994. The Company's principal executive offices are located at 1000 Urban Center Drive, Suite 630, Birmingham, Alabama 35242, and its telephone number is (205) 967-2092.

                                  RISK FACTORS

     An investment in the Company involves various risks. In addition to general investment risks and those factors set forth elsewhere in this Prospectus or in the applicable Prospectus Supplement, investors should consider the following factors before making a decision to purchase the Securities.

LIMITED OPERATING HISTORY AND EXPERIENCE OF MANAGEMENT IN OPERATING A REIT

     The Company has been in operation since June 30, 1994, and has a limited operating history. The Company is self-administered and does not have a third-party investment advisor. The Company's Board of Directors and executive officers have overall responsibility for management of the Company. Although certain of the Company's officers and directors have extensive experience in the acquisition, development, financing and leasing of real properties and certain of the Company's directors have extensive experience in the operation of healthcare facilities and publicly-owned corporations, prior to commencement of the Company's operations, no officer had significant experience in the healthcare industry or in operating a business in accordance with the requirements of the Internal Revenue Code of 1986, as amended (the "Code").

DEPENDENCE ON LESSEES, BORROWERS AND GUARANTORS

     The Company's revenues are derived primarily from rent under the leases and payments under the Mortgage Loans, and therefore any defaults by the lessees, borrowers or their guarantors in their obligations to the Company will result in lower revenues and less cash available for repayment of indebtedness and distribution to stockholders. The guarantors' obligations are unsecured and may be structurally subordinated to their secured indebtedness to the extent of the assets securing such indebtedness. While the Company has not established any definitive credit criteria, the Company evaluates the creditworthiness of lessees, borrowers and guarantors based upon a review of publicly available financial and other information, as well as a due diligence review of the individual financial statements and other non-financial information provided by lessees, borrowers and guarantors, to the extent available, and other data customarily reviewed when a company makes an acquisition or significant investment. The operating results of properties underlying existing Investments and any future acquisitions depend upon various factors over which the Company has no control and which may affect the present or future cash flows of the Company. Those factors include general economic conditions, changes in the supply of, or demand for, competing healthcare facilities, changes in occupancy levels, the ability of lessees and borrowers through rate increases or otherwise to absorb increases in operating expenses, and changes in government regulations and zoning laws.

     No assurance can be given that a lessee will exercise any option to renew its lease upon the expiration of the initial term. In such an instance, the Company may not be able to locate a qualified purchaser or a qualified replacement tenant, as a result of which it would lose a source of revenue while remaining responsible for the payment of its obligations.

LACK OF INDUSTRY DIVERSIFICATION

     While the Company is authorized to invest in various types of income-producing real estate and real estate-related loans, its current strategy is to invest in healthcare-related properties. Consequently, the Company currently has chosen not to include assets selected to reduce risks associated with an investment in real estate in the healthcare industry, and is subject to the risks associated with investments in a single industry.

SPECIFIC RISKS RELATING TO HEALTHCARE FACILITIES

     Reliance on Government Reimbursement. A significant portion of the revenue of the lessees, borrowers and guarantors is derived, directly or indirectly, from government reimbursement programs, such as Medicare and Medicaid. While the specific portion with respect to each lessee, borrower and guarantor varies and changes over time, approximately one-third to two-thirds of the revenue of each of the Company's existing lessees, borrowers and guarantors is derived from such programs. Although lease and loan payments to the Company are not linked to the level of government reimbursement, to the extent that changes in these programs have a material adverse effect on the lessees, borrowers and guarantors, such changes could adversely affect their ability to make lease and loan payments. The Medicare program is highly regulated and subject to frequent and substantial changes. In recent years, fundamental changes in the Medicare program (including the implementation of a prospective payment system ("Prospective Payment System" or "PPS") in which facilities are reimbursed generally a flat amount based on a patient's diagnosis and not based on the facility's cost for inpatient services at medical surgical hospitals) have resulted in reduced levels of payment for a substantial portion of healthcare services. The Medicaid program is a federally-mandated, state-run program providing benefits to low income and other eligible persons and is funded through a combination of state and federal funding. The method of reimbursement under Medicaid varies from state to state, but is typically based on rates negotiated between the provider and the state, or is based on per diem or per diagnosis rates similar to Medicare. Moreover, healthcare facilities have experienced increasing pressures from private payors attempting to control healthcare costs that have reduced reimbursement to levels approaching that of government payors.

     Considerable uncertainties surround the future determination of payment levels under government reimbursement programs. In addition, future budget reductions in government-financed programs could significantly reduce payments made to lessees, borrowers and guarantors, and there can be no assurance that future payment rates will be sufficient to cover cost increases in providing services to patients. Reductions in payments pursuant to government healthcare programs could have an adverse impact on a lessee's, borrower's or guarantor's financial condition and, therefore, could adversely affect the ability of such lessee, borrower or guarantor to make lease and loan payments.

     Impact of Reduced Occupancy Rates in Hospitals Adjacent to Ancillary Hospital Facilities. Most of the hospitals adjacent to the ancillary hospital facilities owned by the Company or securing Mortgage Loans are substantially less than fully occupied on an inpatient basis. Despite such occupancy rates, however, the Company believes that operating cash flow produced by such hospitals will adequately cover lease and loan payments to the Company. If the inpatient occupancy rate at any such hospital were to deteriorate to a level at which operating cash flow would be insufficient to cover the lease or loan payments to the Company with respect to such ancillary hospital facility the Company would have to rely upon the general credit of the lessee, borrower, or related guarantor.

     Healthcare Reform. The healthcare industry is undergoing significant changes as third-party payors attempt to control the cost, utilization and delivery of healthcare services. In addition to extensive existing governmental healthcare regulation, there are numerous initiatives at the federal and state levels for comprehensive reforms affecting the payment for and availability of healthcare services. Aspects of certain of these healthcare proposals, such as further reductions in Medicare and Medicaid payments and shifting greater control of Medicare to the states, if adopted, could adversely affect the Company. Other cost-control initiatives regarding the cost and delivery of healthcare are also currently being considered, and reductions in payments to physicians or other changes in reimbursement for healthcare services by other third-party payors could materially adversely affect the financial condition of the sublessees. Substantially all of the tenants or sublessees under leases are in the medical profession and the Company believes that such tenants are dependent on payment for their services by third-party payors. No assurance can be given whether or to what extent any of the healthcare proposals will be enacted into law, or the effect any such proposals or subsequent legislation or other changes regarding healthcare would have on the financial condition of the tenants or owners of the healthcare facilities underlying the Investments and their ability to make lease or loan payments or renew leases.

     Government Regulation of Healthcare Industry. The healthcare industry is highly regulated by federal, state and local laws, state and local licensing requirements, facility inspections, reimbursement policies, regulations concerning capital and other expenditures, certification requirements and other laws, regulations and rules. The failure of any lessee, borrower or their sublessees or tenants to comply with such laws, requirements and regulations could affect such lessee's or borrower's ability to operate the healthcare facilities underlying the Investments.

     Potential Operator Loss of License or Certification. Healthcare operators are subject to federal and state laws and regulations which govern financial and other arrangements between healthcare providers. These laws prohibit certain direct and indirect payments or fee-splitting arrangements between healthcare providers that are designed to induce or encourage the referral of patients to, or the recommendation of, a particular provider for medical products and services. They also require compliance with a variety of safety, health and other requirements relating to the conditions of the licensed facility and quality of care provided. Possible sanctions for violation of these laws and regulations include loss of license or certification, the imposition of civil monetary and criminal penalties and potential exclusion from Medicare and Medicaid programs.

     In certain circumstances, conviction of abusive or fraudulent behavior with respect to one facility may subject other facilities under common control or ownership to disqualification from participation in the Medicare and Medicaid programs.

     Because this area of the law currently is subject to intense scrutiny, additional laws and regulations may be enacted which could require changes in certain operations of lessees, borrowers, guarantors or sublessees. For example, a tenant's loss of license or Medicare/Medicaid certification could result in the Company or a lessee or borrower having to obtain another tenant for the affected healthcare facilities underlying the Investments. No assurances can be given that the Company or any lessee, borrower or guarantor could contract with such a tenant on a timely basis or on acceptable terms and a failure to do so could have an adverse effect on the Company's revenues.

     Limitations on Transfers and Alternative Uses of Investments. Transfers of operations of certain healthcare facilities are subject to regulatory approvals not required for transfers of other types of commercial operations and other types of real estate. In addition, certain of the healthcare facilities underlying the Investments are special purpose facilities that may not be easily adaptable to non-healthcare-related uses.

     Proximity to Hospitals. Most of the healthcare facilities underlying the Investments are in close proximity to one or more hospitals. The relocation or closure of a hospital could make the Investments in such area less desirable to doctors affiliated with such hospital and affect a lessee's, borrower's or any sublessee's ability to renew leases and attract new tenants.

RISKS OF LEVERAGE AND DEFAULT

     Borrowings under the Company's $100 million line of credit from NationsBank of Georgia, N.A., as agent for a consortium of bank lenders (the "Bank Credit Facility"), are unsecured; however, the lenders may require such borrowings to become secured upon the occurrence of material defaults thereunder. If the Company defaults on any loan secured by mortgages the Company may place on any of its properties, the lenders may foreclose on such properties and the Company could lose its investment therein.

     The Company may borrow additional funds and mortgage its properties in connection with the acquisition of additional properties and for purposes of funding other capital and operating expenditures, including expenditures relating to the renovation, modification or expansion of the Leased Properties. In addition, the Company could be required to borrow money and/or mortgage its properties to fund any cash shortfall in order to meet its obligation to distribute 95% of the Company's REIT taxable income. See " -- Consequences of

Failure to Qualify as a REIT" and "Federal Income Tax Considerations -- Taxation of the Company." The Company's current policy limits the incurrence of debt (secured or unsecured) to 70% of total capitalization. However, this limitation can be changed by the Board of Directors without stockholder approval. Moveover, there are no provisions in the Company's Amended and Restated Articles of Incorporation (the "Charter") or Bylaws of the Company, as amended (the "Bylaws"), which require such limitation.

     The degree of risk associated with borrowings will increase to the extent that the Company borrows on terms involving variable interest rates and/or "balloon" payments at maturity. Borrowings under the Bank Credit Facility bear interest at a variable interest rate. At September 30, 1995, the Company had variable interest rate indebtedness aggregating approximately $78.2 million under the Bank Credit Facility. Future indebtedness may also bear interest at a floating rate. Increases in interest rates could increase the Company's interest expense, which could adversely affect the Company's ability to pay dividends to stockholders. The Bank Credit Facility matures on June 22, 1997. The Company intends to renew the Bank Credit Facility or repay the outstanding balance at that time with proceeds from a refinancing or from a sale of debt or equity securities. There can be no assurances that the lenders will agree to renew the Bank Credit Facility on terms favorable to the Company or that the Company will be able to obtain refinancing proceeds or proceeds from the sale of debt or equity securities.

REAL ESTATE INVESTMENT RISKS

     Development Projects. Investments in facilities under development subject the Company to risks related to possible delays in construction, cost of materials, financing availability, volatility in interest rates, labor availability and other property development uncertainties. In addition, the Company has made Mortgage Loans for the construction of a long-term care facility and an ancillary hospital facility. Development projects and construction loans generally involve greater risks than the sale and leaseback of operating properties. Although the Company attempts to minimize the risks associated with development activities and construction loans, including obtaining additional forms of security and collateral beyond that provided by the leases and term Mortgage Loans, no assurance can be given that such additional security will be sufficient.

     Illiquidity of Real Estate Investments. The Investments are subject to risks typically associated with investments in real estate. Equity investments in real estate are relatively illiquid, and, therefore, the ability of the Company to vary its portfolio in response to changed conditions will be limited.

ENVIRONMENTAL RISKS AND COST OF REMEDIATION

     Under various federal, state and local environmental laws, ordinances and regulations, an owner of real property may be liable for the costs of removal or remediation of certain hazardous or toxic substances at, under or disposed of in connection with such property, as well as certain other potential costs relating to hazardous or toxic substances (including government fines and injuries to persons and adjacent property). Such laws often impose liability without regard to whether the owner knew of, or was responsible for, the presence or disposal of such substances and may be imposed on the owner in connection with the activities of an operator of the property. The cost of any required remediation, removal, fines or personal or property damages and the owner's liability therefor could exceed the value of the property and/or the aggregate assets of the owner. In addition, the presence of such substances, or the failure to properly dispose of or remediate such substances, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral.

     Although property acquisition agreements, leases and mortgage loans generally require the seller, lessee or borrower, as the case may be, to indemnify the Company for certain environmental liabilities, the scope of such obligations may be limited, and there can be no assurance that any such seller, lessee or borrower will be able to fulfill its indemnification obligations. Nor can there be any assurance that those indemnities will be sufficient to cover any liability for any or all of the hazardous substances that may exist at the healthcare facilities underlying the Investments.

DEPENDENCE ON KEY PERSONNEL

     The Company is dependent on the efforts of its executive officers, John W. McRoberts, William C. Harlan and Andrew L. Kizer. The loss of the services of any one of these individuals could have a material adverse effect on the performance of the Company. The Company has not entered into any employment agreement with any of its executive officers.

CONFLICTS OF INTEREST

     Three of the Company's eight directors are executive officers and/or directors of certain existing lessees and guarantors (the "Interested Directors") including HEALTHSOUTH Corporation ("HEALTHSOUTH"), Integrated Health Systems, Inc. ("Integrated Health") and MedPartners, Inc. ("MedPartners") (collectively the "Interested Lessees"). In particular, Richard M. Scrushy, the Chairman of the Board of the Company, is a director of each of the Interested Lessees as well as Chairman of the Board and Chief Executive Officer of HEALTHSOUTH. The Company paid to HEALTHSOUTH and Integrated Health $74,770,000 and $28,475,000, respectively, to acquire Leased Properties from the Interested Lessees or their respective subsidiaries. The Company received rental income during the period from January 1 through September 30, 1995 of $6,741,299, $2,436,223, and $1,041,744 from HEALTHSOUTH, Integrated Health and MedPartners, respectively.

     There may from time to time be disputes between the Company as landlord and the Interested Lessees and their subsidiaries as tenants with respect to maintenance, repairs, defaults and similar items. It is also possible that the Company will engage in other transactions with the Interested Lessees, such as purchasing additional properties from the Interested Lessees and their subsidiaries and leasing back all or a portion of such additional properties. As a result, conflicts of interest may arise in the Interested Directors' duties to the stockholders of the Company and to the stockholders of Interested Lessees.

     Officers of the Company spend substantially all of their time managing the Company and do not compete with the Company's business. Certain directors of the Company and affiliates of such directors are now engaged, and may engage in the future, in other real estate ownership, management or development activities for their own accounts. Accordingly, certain conflicts of interest may arise with respect to the allocation of the time and efforts of such entities and persons between their own activities and the activities of the Company. Several of the Company's directors, including the three directors mentioned above, are involved with healthcare companies which own properties that may compete with the Company's properties.

     The Company's Bylaws require that any transactions (including a property acquisition or loan) between the Company and any of its officers and directors or their affiliates be approved by a majority of the directors not interested in such transaction.

CONSEQUENCES OF FAILURE TO CONTINUE TO QUALIFY AS A REIT

     The Company has elected and at all times intends to operate so as to qualify as a REIT. If the Company qualifies as a REIT, it will generally be allowed a deduction for dividends paid to its stockholders in computing its federal taxable income. This treatment substantially eliminates the "double taxation" of corporate earnings. If in any taxable year the Company did not qualify as a REIT, it would be taxed as a corporation and distributions to stockholders would not be deductible by the Company in computing taxable income. In addition, unless the Company were entitled to relief under certain statutory provisions, the Company would also be disqualified from electing treatment as a REIT for the four succeeding years following the year in which qualification was lost. Failure to so qualify, even in one taxable year, could dramatically affect the Company's ability to pay interest on Debt Securities and dividends to stockholders.

     To qualify as a REIT, the Company is required, among other things, to distribute at least 95% of its REIT taxable income to stockholders each year. In order to maintain status as a REIT, the Company must satisfy certain requirements on a continuing basis, which requirements may substantially affect day-to-day decision making by the Company. No assurance can be given that the Company will at all times satisfy these tests. Possible timing differences between receipt of income and payment of expenses, and the inclusion and deduction of such amounts in determining taxable income, could require the Company to reduce its dividends below the level necessary to maintain its qualification as a REIT, which would adversely affect the Company's ability to maintain REIT status. See "Federal Income Tax Considerations -- Taxation of the Company."

     Even if the Company qualifies as a REIT, certain transactions or other events could result in the imposition of federal tax at rates ranging from 4% to 100% on certain types of the Company's income or gains.

                                USE OF PROCEEDS

     Unless otherwise set forth in an accompanying Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Securities for general corporate purposes, which may include acquisitions and repayment, reduction and/or refinancing of other indebtedness, including acquisition indebtedness, working capital, capital expenditures and additional acquisitions.

                CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES
      AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS

     For purposes of calculating the following ratios, (i) earnings represent income from continuing operations before income taxes, plus fixed charges, and
(ii) fixed charges represent interest expense on all indebtedness (including amortization of deferred debt issuance costs) and the portion of operating lease rental expense that is representative of the interest factor (deemed to be one-third of operating lease rentals). There were no shares of Preferred Stock outstanding during any of the periods below indicated and therefore the ratio of earnings to combined fixed charges and Preferred Stock dividend requirements would have been the same as the ratio of earnings to fixed charges for each period indicated.

                                                                                    FROM JUNE 30, 1994
                                                                  NINE MONTHS          (INCEPTION)
                                                                     ENDED               THROUGH
                                                              SEPTEMBER 30, 1995    DECEMBER 31, 1994
                                                              -------------------   ------------------
Ratio of earnings to fixed charges:.........................          2.0x                 4.0x

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities may be issued from time to time in one or more series. The particular terms of each series of Debt Securities offered by any Prospectus Supplement or Prospectus Supplements will be described therein. The Senior Debt Securities are to be issued under an Indenture (the "Senior Indenture") between the Company and AmSouth Bank of Alabama, as trustee (the "Senior Trustee"). The Subordinated Debt Securities are to be issued under a separate Indenture (the "Subordinated Indenture") between the Company and AmSouth Bank of Alabama, as trustee (the "Subordinated Trustee"). The Senior Indenture and the Subordinated Indenture are sometimes referred to collectively as the "Indentures" and the Senior Trustee and Subordinated Trustee are sometimes referred to collectively as the "Trustees."

     The following summaries of certain provisions of the Senior Debt Securities, the Subordinated Debt Securities, the Senior Indenture and the Subordinated Indenture, as modified or superseded by any applicable Prospectus Supplement, are brief summaries of certain provisions thereof, do not purport to be complete and are subject, and are qualified in their entirety by reference to all the provisions of the Indenture applicable to a particular series of Debt Securities. Wherever particular defined terms of the Indentures are referred to herein or in a Prospectus Supplement, such defined terms are incorporated herein or therein by reference.

GENERAL

     Unless otherwise specified in the applicable Prospectus Supplement or Prospectus Supplements, the Debt Securities will be general unsecured obligations of the Company. The Indentures do not limit the aggregate amount of Debt Securities which may be issued thereunder, and Debt Securities may be issued thereunder from time to time in separate series up to the aggregate amount from time to time authorized by the Company for each series. (Section 301) Unless otherwise specified in the Prospectus Supplement or Prospectus Supplements, the Senior Debt Securities when issued will be unsubordinated obligations of the Company and will rank equally and ratably with all other unsecured and unsubordinated indebtedness of the Company. The Subordinated Debt Securities when issued will be subordinated in right of payment to the prior payment in full of all Senior Debt (as defined herein and in the Subordinated Indenture) of the Company as described below under "-- Subordination of Subordinated Debt Securities" and in the Prospectus Supplement applicable to an offering of Subordinated Debt Securities. (Article Fifteen)

     The applicable Prospectus Supplement or Prospectus Supplements pursuant to which any Debt Securities are offered will describe the following terms of the Debt Securities in respect of which this Prospectus is being delivered: (1) the title of such Debt Securities; (2) any limit on the aggregate principal amount of such Debt Securities; (3) the person to whom any interest on any Debt Security of the series shall be payable if other than the person in whose name the Debt Security is registered on the regular record date; (4) the date or dates on which such Debt Securities will mature; (5) the rate or rates of interest, if any, or the method of calculation thereof, which such Debt Securities will bear, the date or dates from which any such interest will accrue, the interest payment dates on which any such interest on such Debt Securities will be payable and the regular record date for any interest payable on any interest payment date; (6) the place or places where the principal of, premium, if any, and interest on such Debt Securities will be payable; (7) the period or periods within which, the events upon the occurrence of which, and the price or prices at which, such Debt Securities may, pursuant to any optional or mandatory provisions, be redeemed or purchased, in whole or in part, by the Company and any terms and conditions relevant thereto; (8) the obligations of the Company, if any, to redeem or repurchase such Debt Securities pursuant to any sinking fund provision or analogous provision or at the option of the holders and the period or periods within which, and the other terms and conditions upon which, such Debt Securities shall be redeemed, repaid or repurchased, in whole or in part, pursuant to such obligations; (9) the denominations in which any such Debt Securities will be issuable, if other than denominations of $1,000, and any integral multiple thereof; (10) any index or formula used to determine the amount of payments of principal of and any premium and interest on such Debt Securities; (11) the currency, currencies or currency unit or units of payment of principal of and any premium and interest on such Debt Securities if other than U.S. dollars; (12) if the principal of, or premium, if any, or interest on such Debt Securities is to be payable, at the election of the Company or a holder thereof, in one or more currencies or currency units other than that or those in which such Debt Securities are stated to be payable, the currency, currencies or currency units in which payment of the principal of and any premium and interest on Debt Securities of such series as to which such election is made shall be payable, and the periods within which and the terms and conditions upon which such election is to be made; (13) if other than the principal amount thereof, the portion of the principal amount of such Debt Securities of the series which will be payable upon acceleration of the maturity thereof; (14) if the principal amount of any Debt Securities which will be payable at the maturity thereof will not be determinable as of any date prior to such maturity, the amount which will be deemed to be the outstanding principal amount of such Debt Securities; (15) the applicability of any provisions described below under "Defeasance"; (16) whether any of such Debt Securities are to be issuable in permanent global form ("Global Security") and, if so, the terms and conditions, if any, upon which interests in such Securities in global form may be exchanged, in whole or in part, for the individual Debt Securities represented thereby; (17) the applicability of any covenant with respect to such Debt Securities and the applicability of any provisions described below under "Events of Default" and any additional Events of Default applicable thereto; (18) any covenants applicable to such Debt Securities; (19) the terms and conditions, if any, pursuant to which the Debt Securities are convertible or exchangeable into shares of Common Stock or other Securities; and
(20) any other terms of such Debt Securities not inconsistent with the provisions of the Indentures. (Section 301)

     Debt Securities may be issued at a discount from their principal amount. U.S. federal income tax considerations and other special considerations applicable to any such original issue discount Securities will be described in the applicable Prospectus Supplement. (Section 301)

     If the purchase price of any of the Debt Securities is denominated in a foreign currency or currencies or a foreign currency unit or units or if the principal of and any premium and interest on any series of Debt

Securities is payable in a foreign currency or currencies or a foreign currency unit or units, the restrictions, elections, general tax considerations, specific terms and other information with respect to such issue of Debt Securities will be set forth in the applicable Prospectus Supplement.

     Since the Company is a holding company, the rights of the Company, and hence the right of creditors of the Company (including the holders of Debt Securities), to participate in any distribution of the assets of any subsidiary upon its liquidation or reorganization or otherwise is necessarily subject to the prior claims of creditors of any such subsidiary, except to the extent that claims of the Company itself as a creditor of the subsidiary may be recognized.

     The Indentures do not contain any provisions that limit the Company's ability to incur indebtedness. Holders of Debt Securities will not have the benefit of any specific covenants or provisions in the applicable Indenture or Debt Securities that would protect them in the event the Company engages in or becomes the subject of a highly leveraged transaction, other than any covenants described in any Prospectus Supplement, and the limitations on mergers, consolidations and transfers of substantially all of the Company's properties and assets as an entirety to any person as described below under "-- Consolidation, Merger and Sale of Assets." Such covenants may not be waived or modified by the Company or its Board or Directors, although holders of Debt Securities could waive or modify such covenants as more fully described below under "-- Modification and Waiver."

CONVERSION OR EXCHANGE OF DEBT SECURITIES

     If so indicated in the applicable Prospectus Supplement with respect to a particular series of Debt Securities, such series will be convertible or exchangeable into shares of Common Stock or other securities on the terms and conditions set forth therein. Such terms shall include provisions as to whether conversion is mandatory, at the option of the holder or at the option of the Company, and may include provisions pursuant to which the number of shares of Common Stock or other securities of the Company to be received by the holders of Debt Securities would be calculated according to the market price of the Common Stock or other securities of the Company as of a time stated in the Prospectus Supplement. The applicable Prospectus Supplement will indicate certain restrictions on ownership which may apply in the event of a conversion or exchange. See "Description of Capital Stock -- Restrictions on Ownership."

FORM, EXCHANGE, REGISTRATION, CONVERSION, TRANSFER AND PAYMENT

     Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will be issued only in fully registered form in denominations of $1,000 or integral multiples thereof. (Section 302) Unless otherwise indicated in the applicable Prospectus Supplement, payment of principal, premium, if any, and interest on the Debt Securities will be payable, and the exchange, conversion and transfer of Debt Securities will be registerable, at the office or agency of the Company or the Trustee maintained for such purposes and at any other office or agency maintained for such purpose. (Section 1002) No service charge will be made for any registration of transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith. (Section 305)

     All monies paid by the Company to a paying agent for the payment of principal of and any premium or interest on any Debt Security which remain unclaimed for two years after such principal, premium or interest has become due and payable may be repaid to the Company and thereafter the holder of such Debt Security may look only to the Company for payment thereof. (Section 1003)

BOOK-ENTRY DEBT SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a depositary (the "Global Depositary") or its nominee identified in the applicable Prospectus Supplement. In such a case, one or more Global Securities will be issued in a denomination or aggregate denomination equal to the portion of the aggregate principal amount of outstanding Debt Securities of the series to be represented by such Global Security or Securities. Unless and until it is exchanged in whole or in part for Debt Securities in registered form, a Global Security may not be registered for transfer or exchange except as a whole by the Global Depositary for such Global Security to a nominee of such Global Depositary or by a nominee of such Global Depositary to such Global Depositary or another nominee of such Global Depositary or by such Global Depositary or any nominee to a successor Global Depositary or a nominee of such successor Global Depositary and except in the circumstances described in the applicable Prospectus Supplement. (Section
305)

     The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will be described in the applicable Prospectus Supplement. The Company expects that the following provisions will apply to depositary arrangements, although no assurance can be given that such will be the case.

     Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities which are to be represented by a Global Security to be deposited with or on behalf of a Global Depositary will be represented by a Global Security registered in the name of such Global Depositary or its nominee. Upon the issuance of such Global Security, and the deposit of such Global Security with or on behalf of the Global Depositary for such Global Security, the Global Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions that have accounts with such Global Depositary or its nominee ("participants"). The accounts to be credited will be designated by the underwriters or agents for the sale of such Debt Securities or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in such Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in such Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Global Depositary or its nominee for such Global Security. Ownership of beneficial interests in such Global Security by persons that hold through participants will be shown on, and the transfer of such ownership interests within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in such Global Securities.

     So long as the Global Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Global Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Securities represented by such Global Security for all purposes under the applicable Indenture. Except as set forth below, unless otherwise specified in the applicable Prospectus Supplement, owners of beneficial interests in such Global Security will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in certificated form and will not be considered the holders thereof for any purposes under the applicable Indenture. Accordingly, each person owning a beneficial interest in such Global Security must rely on the procedures of the Global Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the applicable Indenture. The Company understands that under existing industry practices, if the Company requests any action of holders or an owner of a beneficial interest in such Global Security desires to give any notice or take any action a holder is entitled to give or take under the applicable Indenture, the Global Depositary would authorize the participants to give such notice or take such action, and participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     If the Global Depositary for Debt Securities of a series is at any time unwilling, unable or ineligible to continue as Global Depositary and a successor Global Depositary is not appointed by the Company within 90 days or an Event of Default under the applicable Indenture has occurred and is continuing, the Company will issue Debt Securities of such series in definitive form in exchange for the Global Security or Securities representing the Debt Securities of such series. In addition, the Company may at any time and in its sole discretion, subject to any limitations described in the applicable Prospectus Supplement, determine not to have any Debt Securities of a series represented by one or more Global Securities and, in such event, will issue Debt Securities of such series in definitive form in exchange for the Global Security or Securities representing such Debt Securities. Further, if the Company so specifies with respect to the Debt Securities of a series, an owner of a beneficial interest in a Global Security representing Debt Securities of such series may, on terms acceptable to the Company and the Global Depositary for such Global Security, receive Debt Securities of such series in definitive form in exchange for such beneficial interest, subject to any limitations described in the applicable Prospectus Supplement relating to such Debt Securities. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery in definitive form of Debt Securities of the series represented by such Global Security equal in principal amount to such beneficial interest and to have such Debt Securities registered in its name (if the Debt Securities of such series are issuable as registered securities).

     Principal of and any premium and interest on a Global Security will be payable in the manner described in the applicable Prospectus Supplement.

CERTAIN COVENANTS OF THE COMPANY

     If so indicated in the applicable Prospectus Supplement with respect to a particular series of Debt Securities, the Company will be subject to the covenants described therein.

EVENTS OF DEFAULT

     Unless otherwise indicated in the applicable Prospectus Supplement, the following constitute Events of Default under the Indentures with respect to Debt Securities of any series: (a) failure to pay principal of or premium, if any, on any Debt Security of that series when due; (b) failure to pay any interest on any Debt Security of that series when due, continued for 30 days; (c) failure in the deposit of any sinking fund payment in respect of any Debt Security of that series; (d) failure to perform any other covenant of the Company in the Indentures (other than a covenant included in the applicable Indenture solely for the benefit of a series of Debt Securities other than that series), continued for 60 days after written notice to the Company as provided in the applicable Indenture; (e) acceleration of the maturity of indebtedness of the Company or any of its subsidiaries having an outstanding principal amount of at least $5,000,000 or a failure to pay such indebtedness at its stated maturity after demand therefor, provided that within 10 days after such acceleration or maturity the Trustee or holders of at least 25% in aggregate principal amount of the Debt Securities of such series then outstanding have given notice thereof and demand for the discharge of such acceleration or repayment at maturity; (f) a final judgment or final judgments that exceed $5,000,000 for the payment of money have been entered by a court or courts of competent jurisdiction against the Company and/or any subsidiary of the Company and such judgment or judgments have not been discharged within 30 days after all rights to appeal have been exhausted; and (g) certain events of bankruptcy, insolvency or reorganization. (Section 501) The applicable Prospectus Supplement with respect to Debt Securities of any series will indicate any other Event or Events of Default with respect to Debt Securities of that series.

     Unless otherwise indicated in the applicable Prospectus Supplement, if (i) an Event of Default with respect to outstanding Debt Securities of any series shall occur and be continuing (other than an Event of Default described in clause (g) of the foregoing paragraph), either the applicable Trustee or the holders of not less than 25% in principal amount of the outstanding Debt Securities of that series by notice as provided in the Indentures may declare the principal amount (or, if the Debt Securities of that series are original issue discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all Debt Securities of that series to be due and payable immediately or (ii) an Event of Default described in clause
(g) of the foregoing paragraph occurs with respect to outstanding Debt Securities of any series, all principal of, premium, if any, and accrued and unpaid interest on all Debt Securities of that series (or, if the Debt Securities of that series are original issue discount securities, such portion of the principal amount as may be specified in the terms of that series) shall be immediately due and payable without any declaration by the Trustee or holders. (Section 502) However, at any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree based on such acceleration has been obtained, the holders of a majority in principal amount of the outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration. (Section
502) For information as to waiver or defaults, see "-- Modification and Waiver" below.

     The Indentures provide that, subject to the duty of the applicable Trustee thereunder during an Event of Default to act with the required standard of care, such Trustee will be under no obligation to exercise any of its rights or powers under the applicable Indenture at the request or direction of any of the holders, unless such holders shall have offered to such Trustee reasonable security or indemnity. (Section 603) Subject to certain provisions, including those requiring security or indemnification of the Trustees, the holders of a majority in principal amount of the outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustees, or exercising any trust or power conferred on such Trustees, with respect to the Debt Securities of that series. (Section 512)

     No holder of a Debt Security of any series will have the right to institute any proceeding with respect to the Indentures or for any remedy thereunder, unless (i) such holder shall have previously given to the applicable Trustee written notice of a continuing Event of Default (as defined) with respect to Debt Securities of that series; (ii) the holders of not less than 25% in aggregate principal amount of the outstanding Debt Securities of the same series shall have made written request, and offered reasonable indemnity, to the applicable Trustee to institute proceedings in respect of such Event of Default in its own name as trustee under the applicable Indenture; (iii) the Trustee shall have failed to institute such proceedings within 60 days; and (iv) the Trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding Debt Securities of the same series a direction inconsistent with such request; provided, however, that such limitations do not apply to a suit instituted by a holder of a Debt Security for enforcement of payment of the principal of and any premium and interest on such Debt Security on or after the respective due dates expressed in such Debt Security, or in the case of convertible Debt Securities, for enforcement of a right of conversion. (Section 507, Section 508)

     The Company will be required to furnish to the Trustees annually a statement as to the performance by the Company of its obligations under the Indentures and as to any default in such performance. (Section 1004)

MODIFICATION AND WAIVER

     Without the consent of any holder of outstanding Debt Securities, the Company and the applicable Trustee may amend or supplement the applicable Indenture or Debt Securities to cure any ambiguity, defect or inconsistency, or to make certain specified changes and other changes that do not adversely affect the rights of any holder of Debt Securities. Other modifications and amendments of the Indentures may be made by the Company and the applicable Trustee only with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding Debt Securities of each series affected thereby; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding Debt Security affected thereby:
(a) change the stated maturity of the principal of, or any installment of principal of, or interest on, any Debt Security; (b) reduce the principal amount of, the rate of interest on, or the premium, if any, payable upon the redemption or repurchase of, any Debt Security; (c) reduce the amount of principal of an original issue discount Security payable upon acceleration of the maturity thereof; (d) change the place or currency of payment of principal of, or premium, if any, or interest on any Debt Security; (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security on or after the stated maturity or redemption date thereof; (f) modify the conversion provisions applicable to convertible Debt Securities in a manner adverse to the holders thereof; (g) modify the subordination provisions applicable to any series of Debt Securities in a manner adverse to the holders thereof; or (h) reduce the percentage in principal amount of outstanding Debt Securities of any series, the consent of the holders of which is required for modification or amendment of the Indentures or for waiver of compliance with certain provisions of the applicable Indenture or for waiver of certain defaults. (Section 901)

     The holders of at least a majority in aggregate principal amount of the outstanding Debt Securities of any series may on behalf of the holders of all Debt Securities of that series waive, insofar as that series is concerned, compliance by the Company with certain covenants of the Indentures. The holders of not less than a majority in principal amount of the outstanding Debt Securities of any series may, on behalf of the holders of all Debt Securities of that series, waive any past default under the applicable Indenture with respect to that series, except a default in the payment of the principal of, or premium, if any, or interest on, any Debt Security of that series or in respect of a provision which under such applicable Indenture cannot be modified or amended without the consent of the holder of each outstanding Debt Security of that series affected. (Section 513)

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Company, without the consent of any holders of outstanding Debt Securities, may consolidate with or merge into, or transfer or lease its assets substantially as an entirety to, any Person, and any other Person may consolidate with or merge into, or transfer or lease its assets substantially as an entirety to, the Company, provided that (a) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or which acquires or leases the assets of the Company substantially as an entirety assumes the Company's obligations on the Debt Securities and under the Indenture relating thereto and (b) after giving effect to such transaction no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing. (Section 801) A Prospectus Supplement may set forth any additional provisions regarding a consolidation with, merger into, or transfer or lease of its assets substantially as an entirety to, any Person (or of such Person with, into or to the Company).

DEFEASANCE

     If so indicated in the applicable Prospectus Supplement with respect to the Debt Securities of a series, the Company, at its option (i) will be discharged from any and all obligations in respect of the Debt Securities of such series (except for certain obligations to register the transfer or exchange of Debt Securities of such series, to replace destroyed, stolen, lost or mutilated Debt Securities of such series, and to maintain an office or agency in respect of the Debt Securities and hold moneys for payment in trust) or (ii) will be released from its obligations to comply with any covenants that may be specified in the applicable Prospectus Supplement with respect to the Debt Securities of such series, and the occurrence of an event described in clause (d) under "Events of Default" above with respect to any defeased covenants shall no longer be an Event of Default, if in either case the Company irrevocably deposits with the applicable Trustee, in trust, money or U.S. Government Obligations that through the payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient to pay all of the principal of and premium, if any, and any interest on the Debt Securities of such series on the dates such payments are due (which may include one or more redemption dates designated by the Company) in accordance with the terms of such Debt Securities. (Section 1302, Section 1303) Such a trust may only be established if, among other things, (a) no Event of Default or event which with the giving of notice or lapse of time, or both, would become an Event of Default under the applicable Indenture shall have occurred and be continuing on the date of such deposit, (b) no Event of Default described under clause (g) under "Events of Default" above or event which with the giving of notice or lapse of time, or both, would become and Event of Default described under such clause (g) shall have occurred and be continuing at any time during the period ending on the 91st day following such date of deposit, and (c) the Company shall have delivered an opinion of counsel to the effect that the holders of the Debt Securities will not recognize gain or loss for U.S. federal income tax purposes as a result of such deposit or defeasance and will be subject to U.S. federal income tax in the same manner as if such deposit and defeasance had not occurred, which opinion of counsel, in the case of a deposit and defeasance of such Indenture with respect to the Debt Securities of any series as described under clause (i) above, shall be based on either (A) a ruling to such effect that the Company has received from, or that has been published by, the Internal Revenue Service or (B) a change in the applicable federal income tax law, occurring after the date of the applicable Indenture, to such effect. (Section 1304) In the event the Company omits to comply with its remaining obligations under such Indenture after a defeasance of such Indenture with respect to the Debt Securities of any series as described under clause (ii) above and the Debt Securities of such series are declared due and payable because of the occurrence of any undefeased Event of Default, the amount of money and U.S. Government Obligations on deposit with the applicable Trustee may be insufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company will remain liable for such payments.

SUBORDINATION OF SUBORDINATED DEBT SECURITIES

     Unless otherwise indicated in the Prospectus Supplement, the following provisions will apply to the Subordinated Debt Securities.

     The Subordinated Debt Securities will, to the extent set forth in the Subordinated Indenture, be subordinate in right of payment to the prior payment in full of all Senior Debt, including the Senior Debt Securities. (Section 1501) The Prospectus Supplement will set forth as of the most recent practicable date the aggregate amount of outstanding indebtedness that by the terms of the Subordinated Debt Securities will be senior to the Subordinated Debt Securities. Except as may otherwise be provided in the applicable Prospectus Supplement, there will be no limitation on the Company's ability to issue additional Senior Debt. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshalling of assets or any bankruptcy, insolvency, debt restructuring or similar proceedings in connection with any insolvency or bankruptcy proceeding of the Company, the holders of Senior Debt will first be entitled to receive payment in full of principal of (and premium, if any) and interest, if any, on such Senior Debt before the holders of the Subordinated Debt Securities will be entitled to receive or retain any payment in respect of the principal of (and premium, if any) or interest, if any, on the Subordinated Debt Securities. (Section 1502)

     By reason of such subordination, in the event of liquidation or insolvency, creditors of the Company who are not holders of Senior Debt or Subordinated Debt Securities may recover less, ratably, than holders of Senior Debt and may recover more, ratably, than the holders of the Subordinated Debt Securities.

     In the event of the acceleration of the maturity of any Subordinated Debt Securities, the holders of all Senior Debt outstanding at the time of such acceleration will first be entitled to receive payment in full of all amounts due thereon before the holders of the Subordinated Debt Securities will be entitled to receive any payment upon the principal of (or premium, if any) or interest, if any, on the Subordinated Debt Securities. (Section 1503)

     No payments on account of principal (or premium, if any) or interest, if any, in respect of the Subordinated Debt Securities may be made if there shall have occurred and be continuing a default in any payment with respect to Senior Debt, or an event of default with respect to any Senior Debt resulting in the acceleration of the maturity thereof, or if any judicial proceeding shall be pending with respect to any such default. (Section 1504) For purposes of the subordination provisions, the payment, issuance and delivery of cash, property or securities (other than stock and certain subordinated securities of the Company) upon conversion of a Subordinated Debt Security will be deemed to constitute payment on account of the principal of such Subordinated Debt Security. (Section 1515)

     "Senior Debt" is defined to mean the principal, premium, if any, unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not a claim for post-filing interest is allowed in such proceeding), fees, charges, expenses, reimbursement and indemnification obligations, and all other amounts payable under or in respect of Indebtedness (as defined) of the Company, whether any such Indebtedness exists as of the date of the Subordinated Indenture or is created, incurred, assumed or guaranteed after such date, other than (i) Indebtedness that by its terms or by operation of law is subordinated to or on a parity with the Subordinated Debt Security, (ii) Indebtedness owed to a subsidiary or partnership of the Company, and (iii) Indebtedness owing in respect of the Company's 10 1/2% Convertible Subordinated Debentures due 2002. (Section 101)

     "Indebtedness" with respect to any Person is defined to mean:

          (i) any debt (a) for money borrowed, or (b) evidenced by a bond, note, debenture, or similar instrument (including purchase money obligations) given in connection with the acquisition of any business, property or assets, whether by purchase, merger, consolidation or otherwise, but shall not include any account payable or other obligation created or assumed by a Person in the ordinary course of business in connection with the obtaining of materials or services, or (c) which is a direct or indirect obligation which arises as a result of banker's acceptances or bank letters of credit issued to secure obligations of such Person, or to secure the payment of revenue bonds issued for the benefit of such Person, whether contingent or otherwise;

          (ii) any debt of others described in the preceding clause (i) which such Person has guaranteed or for which it is otherwise liable;

          (iii) the obligation of such Person as lessee under any lease of property which is reflected on such Person's balance sheet as a capitalized lease; and

          (iv) any deferral, amendment, renewal, extension, supplement or refunding of any liability of the kind described in any of the preceding clauses (i), (ii) and (iii);

provided, however, that, in computing the Indebtedness of any Person, there shall be excluded any particular indebtedness if, upon or prior to the maturity thereof, there shall have been deposited with a depository in trust money (or evidence of Indebtedness, if permitted by the instrument creating such Indebtedness) in the necessary amount to pay, redeem or satisfy such Indebtedness as it becomes due, and the amount so deposited shall not be included in any computation of the assets of such Person. (Section 101)

                          DESCRIPTION OF CAPITAL STOCK

     The following descriptions do not purport to be complete and are subject to, and qualified in their entirety by reference to, the more complete descriptions thereof set forth in the Company's Charter and Bylaws, which documents are exhibits to this Registration Statement.

     For the Company to qualify as a REIT under the Code, not more than 50% of the value of the outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year and the stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (or during a proportionate part of a shorter taxable year). Accordingly, the Charter contains provisions that restrict the ownership and transfer of shares of stock. See " -- Restrictions on Ownership."

     The Charter authorizes the issuance of up to 60,000,000 shares, consisting of 50,000,000 shares of Common Stock, $.001 par value per share ("Common Stock") and 10,000,000 shares of Preferred Stock, par value $.001 per share ("Preferred Stock"). As of September 30, 1995, the Company had 6,016,898 shares of Common Stock and no shares of Preferred Stock outstanding.

PREFERRED STOCK

     The following is a description of certain general terms and provisions of the Preferred Stock. The particular terms of any series of Preferred Stock will be described in the applicable Prospectus Supplement. If so indicated in a Prospectus Supplement, the terms of any such series may differ from the terms set forth below. This summary does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Charter and the articles supplementary relating to each series of the Preferred Stock, which will be filed as an exhibit to or incorporated by reference in the Registration Statement of which this Prospectus is a part at or prior to the time of issuance of such series of the Preferred Stock (the "Articles Supplementary").

     The Preferred Stock authorized by the Charter may be issued from time to time in one or more series in such amounts and with such designations, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption as may be fixed by the Board of Directors. Under certain circumstances, the issuance of Preferred Stock could have the effect of delaying, deferring or preventing a change of control of the Company and may adversely affect the voting and other rights of the holders of Common Stock. The Charter authorizes the Board of Directors to classify or reclassify any unissued shares of Preferred Stock by setting or changing the designations, preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption of such Preferred Stock.

     The Preferred Stock shall have the dividend, liquidation, redemption and voting rights set forth below unless otherwise described in a Prospectus Supplement relating to a particular series of the Preferred Stock. The applicable Prospectus Supplement will describe the following terms of the series of Preferred Stock in respect of which this Prospectus is being delivered: (1) the title of such Preferred Stock and the number of shares offered; (2) the amount of liquidation preference per share; (3) the initial public offering price at which such Preferred Stock will be issued; (4) the dividend rate (or method of calculation), the dates on which dividends shall be payable and the dates from which dividends shall commence to cumulate, if any; (5) any redemption or sinking fund provisions; (6) any conversion or exchange rights;
(7) any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions; (8) any listing of such Preferred Stock on any securities exchange; (9) a discussion of U.S. federal income tax considerations applicable to such Preferred Stock; (10) the relative ranking and preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; (11) any limitations on issuance of any series of Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; and (12) any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of the Company as a REIT.

  General

     The Preferred Stock offered hereby will be issued in one or more series. The Preferred Stock, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable. The liquidation preference is not indicative of the price at which the Preferred Stock will actually trade on or after the date of issuance.

  Rank

     The Preferred Stock shall, with respect to dividend rights and rights upon liquidation, dissolution and winding up of the Company, rank prior to the Common Stock and to all other classes and series of equity securities of the Company now or hereafter authorized, issued or outstanding (the Common Stock and such other classes and series of equity securities collectively may be referred to herein as the "Junior Stock"), other than any classes or series of equity securities of the Company which by their terms specifically provide for a ranking on a parity with (the "Parity Stock") or senior to (the "Senior Stock") the Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the Company. The Preferred Stock shall be junior to all outstanding debt of the Company. The Preferred Stock shall be subject to creation of Senior Stock, Parity Stock and Junior Stock to the extent not expressly prohibited by the Charter.

  Dividends

     Holders of Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors out of assets of the Company legally available for payment, dividends, or distributions in cash, property or other assets of the Company or in Securities of the Company or from any other source as the Board of Directors in their discretion shall determine and at such dates and at such rates per share per annum as described in the applicable Prospectus Supplement. Such rate may be fixed or variable or both. Each declared dividend shall be payable to holders of record as they appear at the close of business on the books of the Company on such record dates, not more than 90 calendar days preceding the payment dates therefor, as are determined by the Board of Directors (each of such dates, a "Record Date").

     Such dividends may be cumulative or noncumulative, as described in the applicable Prospectus Supplement. If dividends on a series of Preferred Stock are noncumulative and if the Board of Directors fails to declare a dividend in respect of a dividend period with respect to such series, then holders of such Preferred Stock will have no right to receive a dividend in respect of such dividend period, and the Company will have no obligation to pay the dividend for such period, whether or not dividends are declared payable on any future dividend payment dates. If dividends of a series of Preferred Stock are cumulative, the dividends on such shares will accrue from and after the date set forth in the applicable Prospectus Supplement.

     No full dividends shall be declared or paid or set apart for payment on Preferred Stock of any series ranking, as to dividends, on a parity with or junior to the series of Preferred Stock offered by the applicable Prospectus Supplement for any period unless full dividends for the immediately preceding dividend period on such Preferred Stock (including any accumulation in respect of unpaid dividends for prior dividend periods, if dividends on such Preferred Stock are cumulative) have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment. When dividends are not so paid in full (or a sum sufficient for such full payment is not so set apart) upon such Preferred Stock and any other Preferred Stock of the Company ranking on a parity as to dividends with the Preferred Stock, dividends upon such Preferred Stock and dividends on such other Preferred Stock ranking on a parity with the Preferred Stock shall be declared pro rata so that the amount of dividends declared per share on such Preferred Stock and such other Preferred Stock ranking on a parity with the Preferred Stock shall in all cases bear to each other the same ratio that accrued dividends for the then-current dividend period per share on such Preferred Stock (including any accumulation in respect of unpaid dividends for prior dividend periods, if dividends on such Preferred Stock are cumulative) and accrued dividends, including required or permitted accumulations, if any, on shares of such other Preferred Stock, bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment(s) on Preferred Stock which may be in arrears. Unless full dividends on the series of Preferred Stock offered by the applicable Prospectus Supplement have been declared and paid or set apart for payment for the immediately preceding dividend period (including any accumulation in respect of unpaid dividends for prior dividend periods, if dividends on such Preferred Stock are cumulative),
(a) no cash dividend or distribution (other than in shares of Junior Stock) may be declared, set aside or paid on the Junior Stock, (b) the Company may not, directly or indirectly, repurchase, redeem or otherwise acquire any shares of its Junior Stock (or pay any monies into a sinking fund for the redemption of any shares) except by conversion into or exchange for Junior Stock, and (c) the Company may not, directly or indirectly, repurchase, redeem or otherwise acquire any Preferred Stock or Parity Stock (or pay any monies into a sinking fund for the redemption of any shares of any such stock) otherwise than pursuant to pro rata offers to purchase or a concurrent redemption of all, or a pro rata portion, of the outstanding Preferred Stock and shares of Parity Stock (except by conversion into or exchange for Junior Stock).

     Any dividend payment made on a series of Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series.

  Redemption

     The terms, if any, on which Preferred Stock of any series may be redeemed will be set forth in the applicable Prospectus Supplement.

  Liquidation

     In the event of a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the holders of a series of Preferred Stock will be entitled, subject to the rights of creditors, but before any distribution or payment to the holders of Common Stock, or any Junior Stock on liquidation, dissolution or winding up of the Company, to receive a liquidating distribution in the amount of the liquidation preference per share as set forth in the applicable Prospectus Supplement plus accrued and unpaid dividends for the then-current dividend period (including any accumulation in respect of unpaid dividends for prior dividend periods, if dividends on such series of Preferred Stock are cumulative). If the amounts available for distribution with respect to the Preferred Stock and all other outstanding Parity Stock are not sufficient to satisfy the full liquidation rights of all the outstanding Preferred Stock and Parity Stock, then the holders of each series of such stock will share ratably in any such distribution of assets in proportion to the full respective preferential amount (which in the case of Preferred Stock may include accumulated dividends) to which they are entitled. After payment of the full amount of the liquidation distribution, the holders of Preferred Stock will not be entitled to any further participation in any distribution of assets by the Company.

  Voting

     The Preferred Stock of a series will not be entitled to vote, except as described below or in the applicable Prospectus Supplement. Without the affirmative vote of a majority of the Preferred Stock then outstanding (voting separately as a class together with any Parity Stock), the Company may not (i) increase or decrease the aggregate number of authorized shares of such class or any security ranking prior to the Preferred Stock, (ii) increase or decrease the par value of the shares of holders of such class, or (iii) alter or change the voting or other powers, preferences or special rights of such class so as to affect them adversely. An amendment which increases the number of authorized shares of or authorizes the creation or issuance of other classes or series of Junior Stock or Parity Stock, or substitutes the surviving entity in a merger, consolidation, reorganization or other business combination for the Company, shall not be considered to be such an adverse change.

  No Other Rights

     The shares of a series of Preferred Stock will not have any preferences, voting powers or relative, participating, optional or other special rights except as set forth above or in the applicable Prospectus Supplement, the Charter and in the applicable Articles Supplementary or as otherwise required by law.

  Transfer Agent and Registrar

     The transfer agent for each series of Preferred Stock will be described in the related Prospectus Supplement.

COMMON STOCK

     Subject to the preferential rights of any other shares or series of stock and to the provisions of the Charter regarding Excess Shares, holders of shares of Common Stock will be entitled to receive dividends on such stock as the Board of Directors may declare out of assets legally available for the payment of dividends. See "-- Restrictions on Ownership". Upon issuance against full payment of the purchase price therefor, the Common Stock will be fully paid and nonassessable and have no preferences or conversion, exchange or preemptive rights. In the event of any liquidation, dissolution or winding-up of the Company, the holders of shares of Common Stock are entitled to share ratably in any of the Company's assets remaining after the satisfaction of all obligations and liabilities of the company and after required distributions to holders of Preferred Stock, if any. The Common Stock is subject to restrictions on transfer under certain circumstances. See "-- Restrictions on Ownership."

     Subject to the provisions of the Charter regarding Excess Shares, each share of Common Stock will be entitled to one vote on all matters voted upon by the holders of Common Stock. Holders of shares of Common Stock will have no cumulative voting rights. The Company's Bylaws provide that the President, Chief Executive Officer or a majority of the Board may call a special meeting and the Secretary of the Company must call a special meeting of stockholders upon written request of stockholders entitled to cast at least 25% of all votes entitled to be cast at the meeting.

     Pursuant to the Maryland General Corporation Law (the "MGCL"), a corporation generally cannot dissolve, amend its charter, merger, sell or all substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation's charter. The Charter of the Company contains no such provision. As permitted by the MGCL, the Charter of the Company provides that the affirmative vote of the holders of at least 90% of the "voting stock" of the Company, voting together as a single class, shall be required to repeal or amend any provision relating to removal of directors, the limit on ownership and Excess Shares, amendment of the Charter and limitation of liability and indemnification of directors and officers.

     The Charter authorizes the Board of Directors to reclassify any unissued shares of Common Stock into other series of stock and to establish the number of shares in each series and to fix the designation, conversion or other rights, voting powers, restrictions, limitations as to distributions, preferences, qualifications or terms or conditions of redemption of such shares of each such series.

     The Common Stock of the Company is listed on the NYSE under the symbol "CCT." The transfer agent for the Common Stock is AmSouth Bank of Alabama, Birmingham, Alabama.

RESTRICTIONS ON OWNERSHIP

     The Charter contains a number of provisions which restrict the ownership and transfer of shares and which are designed to safeguard the Company against an inadvertent loss of REIT status. For the Company to qualify as a REIT under the Code in any taxable year after the first year of its election to be treated as a REIT, (i) not more than 50% in value of its outstanding Stock (as defined below) may be owned, directly or indirectly (after application of certain complex attribution rules), by five or fewer individuals at any time during the last half of its taxable year, and (ii) its Stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year.

     In connection with the foregoing, if the Board of Directors shall, at any time and in good faith, believe that direct or indirect ownership (as determined under applicable federal tax attribution rules) of at least 9.8% or more in number or value of the outstanding Common Stock and/or Preferred Stock (collectively, the "Stock") has or may become concentrated in the hands of one beneficial owner, the Board of Directors has the power to refuse to transfer or issue Stock to a person whose acquisition of such Stock would cause a beneficial holder to hold in excess of 9.8% in number or value of the outstanding Stock. Further, any transfer of Stock that would create a beneficial owner of more than 9.8% in number or value of the outstanding Stock shall be deemed null and void, and the intended transferee shall be deemed never to have had an interest therein.

     If at any time there is a transfer in violation of such restrictions, the shares of Stock held by such person in excess of the 9.8% limitation (the "Excess Shares") shall be deemed automatically to have been converted into a class separate and distinct from the class or series from which converted and from any other class of Excess Shares, each such class being designated "Excess Shares of [Name of Stockholder]." Excess Shares shall be issued and outstanding but shall have no voting rights. No dividends shall be paid with respect to Excess Shares. The Company shall have the right to redeem Excess Shares for the lesser of the amount paid by the intended transferee for the Excess Shares or the market price. The market price for any Stock so purchased shall be equal to
(i) the average daily per share closing sales price of a share of stock of the class of the Company from which such Excess Share was converted, if then listed on a national securities exchange or on the Nasdaq National Market or (ii) if such shares are not so listed, the market price shall be the mean between the average per share closing bid prices and asked prices, in each case during the 30-day period ending on the business day prior to the redemption date. If no such closing sales prices or quotations are available, the purchase price shall be the price determined by the Board of Directors in good faith.

     The Board of Directors of the Company may exempt certain persons from these restrictions, if evidence satisfactory to the Board of Directors is presented showing that such exemption will not jeopardize the Company's status as a REIT under the Code. As a condition of such exemption, the Board of Directors may require a ruling from the Internal Revenue Service and/or an opinion of counsel satisfactory to it and/or representations and undertakings from the applicant with respect to preserving the REIT status of the Company.

     The foregoing restrictions on transferability and ownership will not apply if the Board of Directors determines that it is no longer in the best interests of the Company to attempt to qualify, or to continue to qualify, as a REIT.

                       FEDERAL INCOME TAX CONSIDERATIONS

GENERAL

     The following discussion represents a summary of the material U.S. federal income tax consequences relating to the purchase, ownership and disposition of the Securities. In addition, set forth below is a general discussion of the material U.S. federal income tax considerations relating to the treatment of the Company as a REIT and ownership of Securities therein. The discussion is based on the Code, current and proposed Treasury Regulations promulgated thereunder, administrative rulings and applicable judicial decisions, all of which are subject to change, possibly with retroactive effect. The discussion does not purport to deal with all aspects of federal income taxation that may be relevant to particular holders of Securities in view of their personal circumstances and, unless otherwise specifically indicated, is not addressed to certain types of holders subject to special treatment under federal income tax law, such as insurance companies, tax-exempt organizations, financial institutions, broker-dealers and foreign persons.

     In the opinion of Sirote & Permutt, P.C., the Company was and is organized in conformity with the requirements for qualification as a REIT and its proposed method of operation as described in this Prospectus permits it to meet the requirements for qualification and taxation as a REIT under the Code. Qualification of the Company as a REIT will depend upon its ability to meet, through actual annual and other operating results, the various qualification tests imposed under the Code, as discussed below. Such opinion assumes, although no assurance can be given, that the actual results of the Company's operations for any one taxable year will satisfy such requirements. See "--Taxation of the Company--Failure to Qualify" below.

     PROSPECTIVE PURCHASERS OF THE SECURITIES OFFERED HEREBY ARE URGED TO CONSULT WITH THEIR TAX ADVISORS AS TO THE SPECIFIC FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE SECURITIES.

TAXATION OF THE COMPANY

     The Company has elected to and continues to conduct its operations so as to, qualify as a REIT for federal income tax purposes under Sections 856 through 860 of the Code (the "REIT Provisions of the Code"). The Company believes that, commencing with its taxable year ended December 31, 1994, it has been and will continue to be organized and operated in such a manner as to qualify for taxation as a REIT under the Code. No assurance can be given, however, that the Company will continue to be operated in a manner so as to remain qualified as an REIT.

     In brief, if certain detailed conditions imposed by the REIT Provisions of the Code are met, entities such as the Company that invest primarily in real estate and that otherwise would be treated for federal income tax purposes as corporations subject to regular corporate income tax are generally not taxed at the corporate level on their "REIT taxable income" that is distributed to stockholders. This treatment substantially eliminates the "double taxation" (at both the corporate and stockholder level) that generally results from the use of corporate investment vehicles.

     If the Company were to fail to qualify as a REIT in any year, it would be subject to federal income tax at regular corporate income tax rates as if it were a domestic corporation, and its stockholders would be taxed in the same manner as stockholders of regular corporations. In this event, the Company could be subject to potentially significant tax liabilities, and, therefore, the amount of cash available to make distributions to its stockholders would be reduced.

     General. Provided the Company qualifies for taxation as a REIT, it generally will not be subject to federal income tax on that portion of its ordinary income or capital gain that is currently distributed to stockholders. The Company will be subject to federal income tax, however, as follows: First, the Company will be taxed at regular corporate rates on any undistributed "REIT taxable income," including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" on its items of tax preference, if any. Third, if the Company has net income from the sale or other disposition of foreclosure property that is held primarily for sale to customers in the ordinary course of business or other nonqualifying income from foreclosure property, it will be subject to tax on such income at the highest corporate rate. Fourth, any net income that the Company has from prohibited transactions (which are, in general, certain sales or other dispositions of property other than foreclosure property held primarily for sale to customers in the ordinary course of business) will be subject to a 100% tax. Fifth, if the Company was to fail to satisfy either the 75% or 95% gross income tests (as discussed below), and nonetheless maintain its qualification as a REIT because certain other requirements have been met, it would be subject to a 100% tax on the net income attributable to the greater of the amount by which the Company fails the 75% or 95% gross income tests, multiplied by a fraction intended to reflect the Company's profitability. Sixth, if the Company fails to distribute during each year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from preceding periods, then the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, provided certain federal tax elections are made, if, during the 10-year period commencing on the day on which assets having a net unrealized built-in gain are acquired by the Company from a C corporation in a transaction in which the Company inherits the tax basis in such assets from the C corporation, the Company recognizes a gain from the disposition of all or a portion of such assets, then the Company will be subject to tax at the highest regular corporate rate on the excess, if any, of the fair market value over the adjusted basis of any such asset disposed of determined as of the beginning of the relevant 10-year period.

     Requirements for Qualification as a REIT. To qualify as a REIT for a taxable year under the Code, the Company must elect or have in effect an election to be so treated and must meet other requirements, all of which are summarized below, including percentage tests relating to the sources of its gross income, the nature of the Company's assets, and the distribution of its income to stockholders. Such election, if properly made and assuming continuing compliance with the qualification tests described herein, will continue in effect for subsequent years.

     The Code defines a REIT as a corporation, trust or association: (1) which is managed by one or more trustees or directors, (2) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest, (3) which would be taxable, but for the REIT Provisions of the Code, as an association taxable as a domestic corporation, (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Code, (5) the beneficial ownership of which is held by 100 or more persons, determined without reference to any rules of attribution (the share ownership test), (6) which is not closely held as determined under the personal holding company stock ownership test of Section 542(a) (as applied with certain modifications), and (7) which meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (1) through (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. By reason of condition (6) above, the Company will fail to qualify as a REIT for a taxable year if at any time during the last half of such year more than 50% in value of its outstanding stock is owned directly or indirectly by five or fewer individuals (the five or fewer test). For purposes of the five or fewer test, any stock held by a qualified trust described in Section 401(a) of the Code will be treated as if the stock is held directly by the beneficiaries of the trust in proportion to their actual interest in the trust rather than as held by the trust. The five or fewer test and the share ownership test do not apply to the first taxable year for which an election is made to be treated as a REIT. As previously described, the Company's Charter provides for restrictions regarding the transfer of Common Stock that are intended to assist the Company in continuing to satisfy the share ownership test and the five or fewer test described in (5) and (6) above. See "Description of Capital
Stock -- Restrictions on Ownership."

     In addition, a corporation may not elect to become a REIT unless its taxable year is the calendar year. The Company will have a calendar year taxable year.

     If a REIT owns a qualified REIT subsidiary, the Code provides that the qualified REIT subsidiary is disregarded for federal income tax purposes, and all assets, liabilities, and items of income, deduction and credit of the qualified REIT subsidiary are treated as assets, liabilities and such items of the REIT itself. A qualified REIT subsidiary is a corporation of which all of the outstanding capital stock has been owned by the REIT from the commencement of such subsidiary corporation's existence.

     Gross Income Tests. There are three separate percentage tests relating to the sources of the Company's gross income that must be satisfied annually.

     1. The 75% Test. At least 75% of the Company's gross income from the taxable year must be "qualifying income." Qualifying income generally includes
(i) rents from real property (except as modified below), (ii) interest on obligations collateralized by mortgages on, or interest in real property, (iii) gains from the sale or other disposition of interests in real property and real estate mortgages, other than gain from property held primarily for sale to customers in the ordinary course of the Company's trade or business ("dealer property"), (iv) dividends or other distributions on shares in other REITS, as well as gain from the sale of such shares, (v) abatements and refunds of real property taxes, (vi) income from the operation, and gain from the sale of property reduced to possession following a lessee's default under the terms of a lease or, of property acquired at or in lieu of a foreclosure of the mortgage collateralized by such property ("foreclosure property"), (vii) commitment fees received for agreeing to make loans collateralized by mortgages on real property or to purchase or lease real property, and (viii) certain qualified temporary investment income attributable to the investment of new capital received by the Company in exchange for its shares during the one-year period following the receipt of such new capital.

     2. The 95% Test. In addition to deriving 75% of its gross income from the sources listed above, at least 95% of the Company's gross income for the taxable year must be derived from the above-described qualifying income, or from dividends, interest or gains from the sale or disposition of stock or other securities that are not dealer property. Dividends and interest on any obligations not collateralized by an interest in real property are included for purposes of the 95% test, but not for purposes of the 75% test. Similarly, any payments made to the Company by a financial institution pursuant to a rate protection agreement that hedges variable rate indebtedness incurred by the Company to acquire or carry real estate assets will be included as qualifying income for purposes of the 95% gross income test, but not for purposes of the 75% test.

     For purposes of determining whether the Company complies with the 75% and 95% income tests, gross income does not include income from prohibited transactions. A "prohibited transaction" is a sale of dealer property, excluding sales of foreclosure property and certain sales of dealer property exempted from the prohibited transaction tax by virtue of a limited safe harbor rule.

     In order to qualify as rents from real property, the amount of rent received generally must not be determined on the income or profits of any person, but may be based on a fixed percentage or percentages of receipts or sales. The Code also provides that rents will not qualify as rents from real property, in satisfying the gross income tests, if the REIT owns 10% or more of the tenant, whether directly or pursuant to certain attribution rules. The Company intends to lease property only under circumstances such that substantially all rents from such property would qualify as rents from real property. Although it is possible that a tenant could sublease space to a sublessee in which the REIT is deemed to own directly or indirectly 10% or more of the tenant, the Company believes that as a result of the provisions in the Articles of Incorporation limiting ownership to 9.8% such occurrence would be unlikely. Application of the 10% ownership rule is, however, dependent upon complex attribution rules provided in the Code and circumstances beyond the control of the Company. Ownership, directly or by attribution, by an unaffiliated third party of more than 10% of the Company's Common Stock and more than 10% of the stock of any lessee or sublessee would result in a violation of the rule.

     In order to qualify as interest on obligations secured by mortgages on real property, the amount of interest received generally must not be determined on the income or profits of any person, but may be based on a fixed percentage or percentages of receipts or sales.

     In addition, the Company must not manage its properties or furnish or render services to the tenants of its properties, except through an independent contractor from whom the Company derives no income. There is an exception to this rule permitting a REIT to perform directly certain customary tenant services which are

"reasonable and customary" in the geographic area in which the services are performed. The Company anticipates that any services provided for tenants will meet this requirement.

     If rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as rents from real property. Generally, this 15% test is applied separately to each lease. The portion of rental income treated as attributable to personal property is determined according to the ratio of the tax basis of the personal property to the total tax basis of the property which is rented. The determination of what fixtures and other property constitute personal property for federal tax purposes is difficult and imprecise. The Company does not believe that it will have 15% in value of any of its real properties classified as personalty. If however, rent payments do not qualify, for reasons discussed above, as rents from real property for purposes of Section 856 of the Code, it will be more difficult for the Company to meet the 95% or 75% gross income tests.

     The Company may temporarily invest its working capital in short-term investments, including shares in other REITs or interests in real estate mortgage investment conduits. Although the Company will use its best efforts to ensure that its income generated by these investments will be of a type which satisfies the 75% and 95% gross income tests, there can be no assurance in this regard (see the discussion above of the new capital rule under the 75% gross income test). Moreover, the Company may realize short-term capital gain upon sale or exchange of such investments, and such short-term capital gain would be subject to the limitations imposed by the 30% gross income test. The Company generally expects to meet the 75% and 95% gross income tests through the rental of the property it acquires.

     If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. It is not possible, however, to know whether the Company would be entitled to the benefit of these relief provisions as the application of the relief provisions is dependent on future facts and circumstances. If these relief provisions apply, a special tax generally equal to 100% is imposed upon the net income attributable to the greater of the amount by which the Company failed the 75% or 95% gross income tests, multiplied by a fraction intended to reflect the Company's profitability.

     3. The 30% test. Not more than 30% of the Company's gross income for each taxable year may be derived from the sale or other disposition of (i) stock or securities held for less than one year, (ii) dealer property that is not foreclosure property, and (iii) real property held for fewer than four years (apart from involuntary conversions and sales of foreclosure property).

     Asset Tests. At the close of each quarter of the Company's taxable year, it must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must consist of real estate assets (including interests in real property and interests in mortgages on real property as well as its allocable share of real estate assets held by joint ventures or partnerships in which the Company participates, if any), cash, cash items and government securities. Second, not more than 25% of the Company's total assets may be represented by securities other than those includible in the 75% asset class. Finally, of the investments included in the 25% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets, and the Company may not own more than 10% of any one issuer's outstanding voting securities. The Company may own 100% of another corporation, provided such other corporation constitutes a qualified REIT subsidiary under the REIT Provisions of the Code. As noted above, in that case, the separate existence of the qualified REIT subsidiary is ignored for federal income tax purposes and the assets, income, gain, loss and other attributes of such entity are treated as being owned or generated directly by the Company. The Company has five qualified REIT subsidiaries.

     The Company will not fail to meet the Asset Tests described above at the close of any quarter merely because of a change in the value of its assets in a subsequent quarter unless, subject to a 30 day grace period ending after the close of such subsequent quarter, such change exists immediately after the acquisition of any security or other property and is wholly or partly the result of such an acquisition during such quarter. The Company intends to maintain adequate records as to the value of its assets in order to maintain compliance with the Asset Tests.

     Annual Distribution Requirements. The Company, in order to continue to qualify as a REIT, is required to distribute dividends (other than capital gain dividends) to its stockholders in an amount equal to or greater than the excess of (A) the sum of (i) 95% of the Company's real estate investment trust taxable income (computed without regard to the dividends paid deduction and the Company's net capital gain) and (ii) 95% of the net income, if any, (after tax) from foreclosure property, over (B) the sum of certain non-cash income (from certain imputed rental income and income from transactions inadvertently failing to qualify as like-kind exchanges). To the extent that the Company does not distribute all of its net long-term capital gain and all of its real estate investment trust taxable income, it will be subject to tax thereon. In addition, the Company will be subject to a 4% excise tax to the extent it fails within a calendar year to make required distributions to its stockholders of 85% of its ordinary income and 95% of its capital gain net income plus the excess, if any, of the grossed up required distribution for the preceding calendar year over the amount treated as distributed for such preceding calendar year. For this purpose, "grossed up required distribution" for any calendar year is the sum of the taxable income of the Company for the taxable year (without regard to the deduction for dividends paid) and all amounts from earlier years that are not treated as having been distributed under the provision. Dividends declared in the last quarter of the year (October, November or December) and paid during the following January, will be treated as having been paid and received on December 31.

     It is possible that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the 95% distribution requirements due to timing differences between actual receipt of income and actual payment of deductible expenses or dividends on the one hand and the inclusion of such income and deduction of such expenses or dividends in arriving at real estate investment trust taxable income of the Company on the other hand. The problem of inadequate cash to make required distributions could also occur as a result of the repayment in cash of principal amounts due on the Company's outstanding debt, particularly in the case of balloon repayments or as a result of capital losses on short-term investments of working capital. Therefore, the Company might find it necessary to arrange for short-term, or possibly long-term, borrowing or new equity financing. If the Company were unable to arrange such borrowing or financing as might be necessary to provide funds for required distributions, its REIT status could be jeopardized.

     Under certain circumstances, the Company may be able to rectify a failure to meet the annual REIT distribution requirements for a taxable year by paying deficiency dividends to stockholders within a specified period.

     Share Ownership Test. As described above, the Company's stock must be held by a minimum of 100 persons for at least approximately 92% of the days in each taxable year subsequent to 1994. In addition, at all times during the second half of each taxable year subsequent to 1994, no more than 50% in value of the shares of beneficial interest of the Company may be owned, directly or indirectly, and by applying certain constructive ownership rules, by five or fewer individuals. In order to assist in complying with this test, the Company has placed certain restrictions on the transfer of the stock to prevent further concentration of share ownership. Moreover, to evidence compliance with these requirements, the Company must maintain records which disclose the actual ownership of its outstanding stock. In fulfilling its obligations to maintain records, the Company must and will demand written statements each year from the record holders of designated percentages of its Common Stock disclosing the actual owners of such stock. A list of those persons failing or refusing to comply with such demand must be maintained as a part of the Company's records. A stockholder failing or refusing to comply with the Company's written demand must submit with his tax returns a similar statement disclosing the actual ownership of stock and certain other information. In addition, the Company's Charter provides restrictions regarding the transfer of its shares that are intended to assist the Company in continuing to satisfy the share ownership requirements.

     Other REIT Issues. With respect to property acquired from and leased back to the same or an affiliated party of a lessee, the IRS could assert that the Company realized prepaid rental income in the year of purchase to the extent that the value of the leased property exceeds the purchase price paid by the Company for that property. In litigated cases involving sale-leasebacks which have considered this issue, courts have concluded that buyers have realized prepaid rent where both parties acknowledged that the purported purchase price for the property was substantially less than fair market value and the purported rents were substantially less than the fair market rentals. Because of the lack of clear precedent and the inherently factual nature of the inquiry, complete assurance cannot be given that IRS could not successfully assert the existence of prepaid rental income. The value of and fair market rent for properties involved in sale-leasebacks are inherently factual matters and always subject to challenge.

     Subject to a safe harbor exception for annual sales of up to seven properties (or properties with a basis of up to 10% of the REIT's assets) that have been held for four years, gain from the sale of a property held for sale to customers in the ordinary course of business is subject to a 100% tax. The simultaneous exercise of rights of first refusal granted to certain Lessees or other events could result in sales of properties by the Company that exceed this safe harbor. However, the Company believes that in such event, it will not have held such properties for sale to customers in the ordinary course of business.

     Depreciation of Properties. For tax purposes, the Company's real property generally is expected to be depreciated over 40 years and 20 years for buildings and land improvements, respectively, utilizing the straight-line method of depreciation. Personal property is expected to be depreciated over seven years utilizing the straight-line method of depreciation.

     Failure to Qualify. If the Company fails to qualify for taxation as an REIT in any taxable year and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to stockholders in any year in which the Company fails to qualify will not be deductible by the Company, nor will they be required to be made. In such event, to the extent of current or accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income, and, subject to certain limitations in the Code, corporate distributees may be eligible for the dividends received deduction. Failure to qualify and to maintain qualification as a REIT would force the Company to significantly reduce its distributions and possibly incur substantial indebtedness or liquidate substantial investments in order to pay the resulting corporate taxes. In addition, the Company, once having obtained REIT status and having lost such status, would not be eligible to elect REIT status for the four subsequent taxable years, unless its failure to maintain its qualification was due to reasonable cause and not willful neglect, and certain other requirements were satisfied. In order to elect again to be taxed as a REIT, the Company would be required to distribute all of its earnings and profits accumulated in any non-REIT taxable year.

TAXATION OF HOLDERS OF DEBT SECURITIES

     As used herein, the term "U.S. Holder" means a holder of a Debt Security who (for U.S. federal income tax purposes) is (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized under the laws of the United States or any state thereof, or (iii) an estate or trust the income of which is includable in gross income for federal income tax purposes regardless of source. "Non-U.S. Holder" means a holder of a Debt Security other than a U.S. holder.

  U.S. Holders

     Payments of Interest. Interest on a Debt Security will be taxable to a U.S. Holder as ordinary income at the time it is received or accrued, depending on the holder's method of accounting for tax purposes.

     Purchase, Sale and Retirement of the Debt Securities. A U.S. Holder's tax basis in a Debt Security will generally be its U.S. dollar cost. A U.S. Holder will generally recognize gain or loss on the sale or retirement of a Debt Security equal to the difference, if any, between the amount realized on the sale or retirement and the U.S. Holder's tax basis in the Debt Security. Except to the extent attributable to accrued but unpaid interest, gain or loss recognized on the sale or retirement of a Debt Security will be capital gain or loss and will be long-term capital gain or loss if the Debt Security was held for more than one year.

  Non-U.S. Holders

     This discussion assumes that the Debt Security is not subject to the rules of Section 871(h)(4)(A) of the Code (relating to interest payments that are determined by reference to the income, profits, changes in the value of property or other attributes of the debtor or a related party).

     Under present U.S. federal income and estate tax law, and subject to the discussion of backup withholding below:

          (i) payments of principal, premium (if any) and interest by the Company or any of its paying agents to any holder of a Debt Security that is a Non-U.S. Holder will not be subject to U.S. federal withholding tax if, in the case of interest (a) the beneficial owner of the Debt Security does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote, (b) the beneficial owner of the Debt Security is not a controlled foreign corporation that is related to the Company through stock ownership, and (c) either (A) the beneficial owner of the Debt Security certifies to the Company or its agent, under penalties of perjury, that it is not a U.S. person and provides its name and address or (B) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") and holds the Debt Security certifies to the Company or its agent under penalties of perjury that such statement has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof;

          (ii) a Non-U.S. Holder of a Debt Security will not be subject to U.S. federal withholding tax on any gain realized on the sale or exchange of a Debt Security; and

          (iii) a Debt Security held by an individual who at death is not a citizen or resident of the United States will not be includible in the individual's gross estate for purposes of the U.S. federal estate tax as a result of the individual's death if (a) the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote and (b) the income on the Debt Security would not have been effectively connected with a United States trade or business of the individual at the time of the individual's death.

  Information Reporting and Backup Withholding

     U.S. Holders. In general, information reporting requirements will apply to payments of principal, any premium and interest on a Debt Security and the proceeds of the sale of a Debt Security before maturity within the United States to non-corporate U.S. Holders, and "backup withholding" at a rate of 31% will apply to such payments if the U.S. Holder fails to provide an accurate taxpayer identification number or to report all interest and dividends required to be shown on its federal income tax returns.

     Non-U.S. Holders. Information reporting and backup withholding will not apply to payments of principal, premium (if any) and interest made by the Company or a paying agent to a Non-U.S. Holder on a Debt Security if the certification described in clause (i)(c) under "Non-U.S. Holders" above is received, provided that the payor does not have actual knowledge that the holder is a U.S. person.

     Payments of the proceeds from the sale by a Non-U.S. Holder of a Debt Security made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that if the broker is a U.S. person, a controlled foreign corporation for U.S. federal income tax purposes or a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, information reporting may apply to such payments. Payments of the proceeds from the sale of a Debt Security to or through the United States office of a broker is subject to information reporting and backup withholding unless the holder or beneficial owner certifies as to its non-United States status or otherwise establishes an exemption from information reporting and backup withholding.

     The applicable Prospectus Supplement will contain a discussion of any special U.S. federal income tax rules with respect to Debt Securities that are issued at a discount or premium or as a unit with other Securities, have a maturity of one year or less, provide for conversion rights, contingent payments, early redemption or payments that are denominated in or determined by reference to a currency other than the U.S. dollar or otherwise subject to special U.S. federal income tax rules.

TAXATION OF DOMESTIC STOCKHOLDERS

     Taxation of Taxable Domestic Stockholders. As long as the Company qualifies as a REIT, distributions other than capital gain dividends (including reinvestments pursuant to the Company's dividend reinvestment plan, if any) made to the Company's taxable domestic stockholders out of current and accumulated earnings and profits will be taken into account by them as ordinary income, and corporate stockholders will not be eligible for the dividends received deduction. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains to the extent they do not exceed the Company's actual net capital gain for the taxable year, although corporate stockholders may be required to treat up to 20% of any such capital gain dividend as ordinary income. Distributions in excess of the Company's current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of a stockholder's shares of stock. To the extent that such distributions exceed the adjusted basis of a stockholder's shares of stock, they will be included in income as long-term capital gain (or short-term capital gain if the shares of stock have been held for not more than one year) assuming the shares of stock are a capital asset in the hands of the stockholder. Stockholders may not include, in their respective income tax returns, any net operating losses or capital losses of the Company.

     Dividends declared by the Company in the last quarter of the calendar year (October through December) to stockholders of record on a date in such quarter shall be treated as both paid by the Company and received by such stockholders on December 31 of such year, provided that the Company actually pays such dividends during January of the following calendar year.

     In general, any gain or loss recognized by a stockholder on the sale or other taxable disposition of shares of stock will be treated as capital gain or loss, provided the shares are a capital asset in the hands of the seller. In general, any loss upon a sale or exchange of shares of stock by a stockholder who has held such shares for not more than six months (after applying certain rules), will be treated as a long-term capital loss to the extent of distributions from the Company required to be treated by such stockholder as long-term gain.

     Tax preference and other items which are treated differently for regular and alternative minimum tax purposes are to be allocated between a REIT and its stockholders under regulations which are to be prescribed. It is likely that these regulations would require tax preference items to be allocated to the Company's stockholders with respect to any accelerated depreciation claimed by the Company.

     Taxation of Tax-Exempt Domestic Stockholders. As a general rule, amounts distributed by a REIT to a tax-exempt entity do not constitute unrelated business taxable income ("UBTI") and thus distributions by the Company to a stockholder that is a tax-exempt entity should not constitute UBTI, provided that the tax-exempt entity has not financed the acquisition of stock with "acquisition indebtedness" within the meaning of the Code and the tax-exempt entity's shares of stock are not otherwise used in an unrelated trade or business of the tax-exempt entity. If a REIT constitutes a "pension-held REIT" in a taxable year, distributions by such REIT to a tax-exempt employee's pension trust that owns more than 10% of the REIT may be treated as UBTI in an amount equal to the percentage of gross income of the REIT that is derived from an "unrelated trade or business" (determined as if the REIT were a pension trust and subject to certain de minimis rules) divided by the gross income of the REIT for the year in which the dividends are paid. This rule only applies, however, if (i) the percentage of the gross income derived from the REIT for the year in which the dividends are paid is at least five percent, (ii) the REIT qualifies as a REIT only because the pension trust is not treated as a single individual for purposes of the "five-or-fewer" rule (see "--Taxation of the Company -- Requirements for Qualification as a REIT") and (iii) (A) one pension trust owns more than 25% of the value of the REIT, or, (B) a group of pension trusts individually holding more than 10 percent of the value of the REIT collectively own more than 50 percent of the value of the REIT. The Company does not expect that it will constitute a "pension-held REIT" in part because the ownership limits in the Company's Charter (assuming no waiver of such limits by the Board of Directors) would prevent such a pension trust from acquiring stock in excess of the Ownership Limit.

TAXATION OF FOREIGN STOCKHOLDERS

     The following is a discussion of certain anticipated U.S. federal income and estate tax consequences of the ownership and disposition of stock applicable to Non-U.S. Holders of such shares. A "Non-U.S. Holder" is any person other than
(i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any state thereof, or (iii) an estate or trust whose income is includible in gross income for U.S. federal income tax purposes regardless of its source. The discussion is based on current law and is for general information only. The discussion addresses only certain and not all aspects of U.S. federal income and estate taxation.

     Ordinary Dividends. The portion of dividends received by Non-U.S. Holders payable out of the Company's earnings and profits which are not attributable to capital gains of the Company and which are not effectively connected with a U.S. trade or business of the Non-U.S. Holder will be subject to U.S. withholding tax at the rate of 30% (unless reduced by treaty). In general, and subject to the discussion below, Non-U.S. Holders will not be considered engaged in a U.S. trade or business solely as a result of their ownership of stock. In cases where the dividend income from a Non-U.S. Holder's investment in stock is (or is treated as) effectively connected with the Non-U.S. Holder's conduct of a U.S. trade or business, the Non-U.S. Holder generally will be subject to U.S. tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such dividends (and may also be subject to the 30% branch profits tax in the case of a Non-U.S. Holder that is a foreign corporation).

     To determine the applicability of a tax treaty providing for a lower rate of withholding, dividends paid to an address in a foreign country are presumed under current Treasury Regulations to be paid to a resident of that country. Treasury regulations proposed in 1984 which have not been finally adopted, however, would require Non-U.S. Holders to file certain forms to obtain the benefit of any applicable tax treaty providing for a lower rate of withholding tax on dividends. Such forms would contain the holder's name and address and other pertinent information, to be certified by such holder under penalties of perjury, and an official statement by the competent authority (as defined in the applicable treaty) in the foreign country attesting to the holder's status a resident thereof.

     Non-Dividend Distributions. Distributions by the Company which exceed its current and accumulated earnings and profits will not be taxable to the extent such distributions are not in excess of the Non-U.S. Holder's adjusted basis in its shares, but rather will reduce (but not below zero) the adjusted basis for such shares. To the extent such distributions exceed the adjusted basis of a Non-U.S. Holder's shares of stock, the distributions will give rise to U.S. tax liability if the Non-U.S. Holder would otherwise be subject to tax on gain from the sale or disposition of shares in the Company, as described below. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. The Non-U.S. Holder may seek a refund of such amounts from the IRS, however, if it is subsequently determined that such distribution was, in fact, in excess of current and accumulated earnings and profits of the Company.

     Capital Gain Dividends. Under FIRPTA, a distribution made by the Company to a Non-U.S. Holder, to the extent attributable to gains from dispositions of United States Real Property Interests ("USRPIs") will be considered effectively connected with a U.S. trade or business of the Non-U.S. Holder and subject to U.S. income tax at the rate applicable to U.S. individuals or corporations, without regard to whether such distribution is designated as a capital gain dividend. In addition, the Company will be required to withhold tax equal to 35% of the amount of dividends to the extent such dividends constitute USRPI capital gains. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a foreign corporate stockholder that is not entitled to treaty exemption.

     Dispositions of Stock. Unless the stock constitutes a USRPI, a sale of stock by a Non-U.S. Holder will generally not be subject to U.S. taxation under FIRPTA. The stock will not constitute a USRPI in the hands of a Non-U.S. Holder if the Company constitutes a "domestically controlled REIT." A domestically controlled REIT means a REIT in which, at all times during a specified testing period, less than 50% in value of its shares is held directly or indirectly by Non-U.S. Holders. At present, the Company believes that it is and will continue to be a domestically controlled REIT, and therefore that the sale of Common Stock will not be subject to taxation under FIRPTA. Because the stock is publicly traded, however, no assurance can be given the Company will in fact be a domestically controlled REIT.

     If the Company does not constitute a domestically controlled REIT, a Non-U.S. Holder's sale of stock will generally not be subject to tax under FIRPTA as a sale of a USRPI, provided that (i) the Company's stock are "regularly traded" (as defined by applicable Treasury Regulations) on an established securities market (e.g., the NYSE, on which the Common Stock is listed) and (ii) the selling Non-U.S. Holder held 5% or less of the Company's outstanding stock at all times during a specified testing period.

     If gain on the sale of stock were subject to taxation under FIRPTA, the Non-U.S. Holder would generally be subject to the same treatment as a U.S. stockholder with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals) and the purchaser of stock could be required to withhold 10% of the purchase price and remit such amount to the IRS.

     Capital gains recognized by a Non-U.S. Holder that are not subject to FIRPTA nonetheless will generally be subject to current U.S. federal income taxation if: (i) the Non-U.S. Holder's investment in stock is effectively connected with a U.S. trade or business conducted by such Non-U.S. Holder or
(ii) the Non-U.S. Holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States.

     Estate Tax. Stock owned or treated as owned by an individual who is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death will be includible in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise. Such individual's estate may be subject to U.S. federal estate tax on the property includible in the estate for U.S. federal estate tax purposes.

OTHER TAX CONSEQUENCES

     The Company and its stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its stockholders may not conform to the federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the stock of the Company.

     The Company will report to its stockholders and the IRS the amount of dividends paid or deemed paid during each calendar year, and the amount of tax withheld, if any.

     There may be other federal, state, local or foreign income, or estate and gift tax considerations applicable to the circumstances of a particular investor. Stockholders should consult their own tax advisors with respect to such matters.

                              PLAN OF DISTRIBUTION

     The Company may sell the Securities to one or more underwriters for public offering and sale by them or may sell the Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the Securities will be named in the applicable Prospectus Supplement. The Company has reserved the right to sell the Securities directly to investors on its own behalf in those jurisdictions where it is authorized to do so.

     Underwriters may offer and sell the Securities at a fixed price or prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Company also may, from time to time, authorize dealers, acting as the Company's agents, to offer and sell the Securities upon such terms and conditions as set forth in the related Prospectus Supplement. In connection with the sale of the Securities, underwriters may receive compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Securities for whom they may act as agent. Underwriters may sell the Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concession or commissions from the underwriters and/or commissions (which may be changed from time to time) from the purchasers for whom they may act as agents.

     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of the Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Dealers and agents participating in the distribution of the Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution towards certain civil liabilities, including any liabilities under the Securities Act.

     If so indicated in the applicable Prospectus Supplement, the Company will authorize dealers acting as the Company's agents to solicit agreements by certain institutions to purchase the Securities from the Company at the public offering price set forth in the related Prospectus Supplement pursuant to delayed delivery contracts ("Contracts") providing for payment and delivery on the date or dates stated in a Prospectus Supplement. Each Contract will be for an amount specified in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except that (i) the purchase by an institution of the Securities covered by Contracts will not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject and (ii) if the Securities are being sold to Underwriters, the Company shall have sold to such Underwriters such amount specified in the applicable Prospectus Supplement.

     Any Securities issued hereunder (other than Common Stock) will be new issues of securities with no established trading market. Any underwriters or agents to or through whom such Securities are sold by the Company for public offering and sale may make a market in such Securities, but such underwriters or agents will not be obligated to do so and may discontinue any market at any time without notice. No assurance can be given as to the liquidity of the trading market for any such Securities.

     Certain of the underwriters, dealers or agents and their associates may engage in transactions with, and perform services for, the Company and certain of its affiliates in the ordinary course of business.

                                 LEGAL MATTERS

     Sirote & Permutt, P.C., Birmingham, Alabama, counsel to the Company, will pass upon certain legal matters in connection with the Securities offered hereby. In rendering such opinion, Sirote & Permutt, P.C., will rely upon the opinion of Ballard Spahr Andrews & Ingersoll, Baltimore, Maryland, as to certain matters of Maryland law.

                                    EXPERTS

     The Consolidated Financial Statements and schedules of Capstone Capital Corporation as of December 31, 1994, and for the period from June 30, 1994 (inception) to December 31, 1994, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. To the extent that KPMG Peat Marwick LLP, audits and reports on financial statements of Capstone Capital Corporation issued at future dates, and consents to the use of their report thereon, such financial statements also will be incorporated by reference in the registration statement in reliance upon their report and said authority.

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  NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

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                               TABLE OF CONTENTS

                                             PAGE
                                             ----
PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary..............  S-3
Use of Proceeds............................  S-11
Price Range of Common Stock and
  Distributions............................  S-11
Description of Debentures..................  S-12
Certain Federal Income Tax
  Considerations...........................  S-19
ERISA Considerations.......................  S-22
Underwriting...............................  S-24
Legal Matters..............................  S-25
PROSPECTUS
Available Information......................  2
Incorporation of Certain Documents by
  Reference................................  2
The Company................................  3
Risk Factors...............................  3
Use of Proceeds............................  8
Consolidated Ratios of Earnings to Fixed
  Charges and Combined Fixed Charges
  and Preferred Stock Dividend
  Requirements.............................  8
Description of Debt Securities.............  8
Description of Capital Stock...............  16
Federal Income Tax Considerations..........  21
Plan of Distribution.......................  30
Legal Matters..............................  31
Experts....................................  31

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                                  $65,000,000

                                      LOGO

                                CAPSTONE CAPITAL
                                  CORPORATION

                          % CONVERTIBLE SUBORDINATED
                              DEBENTURES DUE 2002
                      INTEREST PAYABLE        AND
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                             PROSPECTUS SUPPLEMENT

                                 MARCH   , 1997

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                               SMITH BARNEY INC.

                           NATWEST SECURITIES LIMITED
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